FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 2002

Commission File Number:  0-23696

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X               Form 40-F
                  ---------                    --------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
                                                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
                                                     -----


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                          No     X
             ---------                   ---------

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     Contents:
         1.  Quarterly Report for the Quarter Ended March 31, 2002
         2.  Press Release dated May 20, 2002
         3.  Press Release dated May 8, 2002
         4.  Press Release dated April 24, 2002
         5.  Annual Report to Stockholders
         6.  Management Information Circular / Proxy Statement dated May 6, 2002

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2002

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                            N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  x    No
                                             -----    -----


         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                            Outstanding at March 31, 2002
---------------------------------------         -----------------------------
Common Stock, par value $0.01 per share                  17,693,886



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                          QUARTER ENDED MARCH 31, 2002



                                ITEMS IN FORM 6-K

                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

   Item 1.   Financial Statements                                              5

             Condensed Consolidated Balance Sheets
             March 31, 2002 (unaudited) and December 31, 2001                  5

             Condensed Consolidated Statements of Operations
             for the Three Months Ended March 31, 2002 (unaudited)
             and 2001 (unaudited)                                              6

             Condensed Consolidated Statements of Shareholders'
             Equity (unaudited)                                                7

             Condensed Consolidated Statement of Cash Flows
             for the Three Months Ended March 31, 2002 (unaudited) &
             2001 (unaudited)                                                  8

             Notes to the Consolidated Financial Statements                    9

   Item 2.   Management's Discussion and Analysis of Financial Condition
             and Results of Operations                                        16

   Item 3.   Qualitative and Quantitative Disclosures About Market Risk       21


PART II - OTHER INFORMATION

   Item 1.   Legal Proceedings                                                22

   Item 2.   Changes in Securities and Use of Proceeds

   Item 3.   Defaults Upon Senior Securities                                  22

   Item 4.   Submission of Matters to a Vote of Security Holders              22

   Item 5.   Other Information                                                23

   Item 6.   Exhibits and Reports on Form 8-K                                 23

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information
- Risk Factors" in such report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements
----------------------------

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2002 AND DECEMBER 31, 2001


(US dollars in thousands, except share data)                                               2002                    2001
                                                                                     ------------------     -------------------
                                                                                        (unaudited)
                                       ASSETS
Current assets:
Cash and cash equivalents including pledged deposits of $8,955 ($8,955 in 2001)               $ 23,364                $ 25,810
Accounts receivable, net of allowances for doubtful accounts
of $1,802 ($2,207 in 2001)                                                                      11,484                  17,290
Inventories, net of provision of $3,468 ($3,997 in 2001)                                        19,089                  17,179
Prepaid expenses and other current assets                                                        2,532                   2,283
Income taxes receivable                                                                            931                     931
Deferred income taxes                                                                              168                     168
                                                                                     ------------------     -------------------

Total current assets                                                                            57,568                  63,661
                                                                                     ------------------     -------------------

Property, plant and equipment, net                                                              15,730                  16,310
                                                                                     ------------------     -------------------

Intangible assets, net                                                                           9,866                   9,971
                                                                                     ------------------     -------------------

Deferred income taxes, noncurrent                                                                1,880                   1,887
                                                                                     ------------------     -------------------

        Total assets                                                                          $ 85,044                $ 91,829
                                                                                     ==================     ===================

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short term borrowings                                                                            $ 846                   $ 846
Accounts payable                                                                                 6,659                   9,201
Accrued warranty expenses                                                                          720                     900
Current portion of long-term debt                                                                3,648                   3,648
Accrued payroll and employee benefits                                                              654                     943
Accrued expenses                                                                                 9,641                  10,907
Income taxes payable                                                                               322                     507
                                                                                     ------------------     -------------------

        Total current liabilities                                                               22,490                  26,952
                                                                                     ------------------     -------------------

Long-term debt                                                                                     913                   1,825
                                                                                     ------------------     -------------------

        Total liabilities                                                                       23,403                  28,777
                                                                                     ------------------     -------------------

Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
17,693,886 shares outstanding (17,646,740 in 2001)                                                 177                     176
Additional paid-in capital                                                                       1,861                   1,549
Warrants to acquire common stock                                                                   223                     445
Retained earnings                                                                               59,437                  61,012
Accumulated other comprehensive income/(loss)                                                      (57)                   (130)
                                                                                     ------------------     -------------------

       Total shareholders' equity                                                               61,641                  63,052
                                                                                     ------------------     -------------------

       Total liabilities and shareholders' equity                                             $ 85,044                $ 91,829
                                                                                     ==================     ===================

          See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(US dollars in thousands,                            2002              2001
                                                --------------    --------------
 except per share data)                           (unaudited)       (unaudited)

Revenues:
Net sales                                            $ 17,503          $ 11,773
Cost of goods sold (exclusive of items
shown separately below)                               (11,575)           (8,631)
                                                --------------    --------------
Gross profit                                            5,928             3,142
                                                --------------    --------------

Operating expenses:
Selling, general and administrative expenses           (5,688)           (4,551)
Research and development                               (1,033)           (1,315)
Depreciation and amortization                            (719)           (1,003)
                                                --------------    --------------
 Total operating expenses                              (7,440)           (6,869)
                                                --------------    --------------

Operating loss                                         (1,512)           (3,727)

Other income                                               15                 9

Interest income                                             1                26
                                                --------------    --------------

Loss before income taxes                               (1,496)           (3,692)

Provision for income taxes                                (79)              (32)
                                                --------------    --------------

Net loss                                             $ (1,575)         $ (3,724)
                                                --------------    --------------

Basic and diluted loss per share                      $ (0.09)          $ (0.21)
                                                ==============    ==============

Basic and diluted weighted average
number of shares                                   17,667,315        17,565,878
                                                ==============    ==============

       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                   THREE MONTHS ENDED MARCH 31, 2002

(US dollars in thousands)                 Common stock                                                Accumulated
                                          ------------        Additional   Warrants to                   other         Total
                                      Number                   paid-in      acquire      Retained    comprehensive  shareholders'
                                    of shares      Amount      capital    common stock   earnings    income (loss)    equity
                                   ------------- ----------- ------------ ------------- ------------ -------------  -----------

Balance at December 31, 2001         17,646,740       $ 176      $ 1,549         $ 445     $ 61,012        $ (130)    $ 63,052
Issuance of stock                         1,350           -            5             -            -             -            5
Stock options exercised                  45,796           1           85             -            -             -           86
Expiration of stock warrants                  -           -          222          (222)           -             -            -
Net loss                                      -           -            -             -       (1,575)            -       (1,575)
Foreign currency translation                  -           -            -             -            -            73           73
                                   ------------- ----------- ------------ ------------- ------------ -------------  -----------

Balance at March 31, 2002            17,693,886       $ 177      $ 1,861         $ 223     $ 59,437         $ (57)    $ 61,641
                                   ============= =========== ============ ============= ============ =============  ===========




        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(US dollars in thousands)                                              2002            2001
                                                                   -------------   -------------
                                                                    (unaudited)     (unaudited)
Cash flow from operating activities:
Net loss                                                               $ (1,575)       $ (3,724)
Adjustments to reconcile net (loss) income to net cash
provided by (used in) operating activities:
Deferred income taxes                                                         7               -
Depreciation                                                                614             657
Amortization                                                                105             346
Loss on disposal and write off of property, plant and equipment               -              37
Changes in current assets and liabilities:
Decrease in accounts receivable                                           5,806          16,292
Increase in inventories                                                  (1,910)           (314)
Increase in prepaid expenses and other current assets                      (249)         (1,128)
Decrease in accounts payable                                             (2,542)         (2,663)
Decrease in accrued payroll and employee benefits                          (289)           (200)
Decrease in accrued warranty expenses                                      (180)           (310)
Decrease in other accrued liabilities                                    (1,266)         (2,353)
(Increase) decrease income taxes                                           (185)            374
                                                                   -------------   -------------

Net cash (used in) provided by operating activities                      (1,664)          7,014
                                                                   -------------   -------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                          71              32
Purchase of property, plant and equipment                                  (105)           (124)
                                                                   -------------   -------------

Net cash used in investing activities                                       (34)            (92)
                                                                   -------------   -------------

Cash flow from financing activities:
Funds from issuance of stock                                                $ 5               7
Funds from stock options exercised                                           86               -
(Decrease) increase in short-term borrowings                                  -            (105)
Repayment of long-term debt                                                (912)           (912)
                                                                   -------------   -------------

Net cash used in financing activities                                      (821)         (1,010)
                                                                   -------------   -------------

Effect of currency exchange rate change                                      73              31
                                                                   -------------   -------------

Net (decrease) increase in cash and cash equivalents                     (2,446)          5,943

Cash and cash equivalents:
Beginning of period                                                      25,810          23,097
                                                                   -------------   -------------

End of period                                                          $ 23,364        $ 29,040
                                                                   =============   =============

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

1.   BASIS OF FINANCIAL STATEMENTS

     The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financials statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the consolidated financial statements, accounting policies and related notes included in the Form 20F for the year ended December 31, 2001 as filed with the SEC.

     The information provided in this report reflects all adjustments (consisting solely of normal recurring accruals) that are, in the opinion of management and subject to year-end audit, necessary to present fairly the financial position of the Company as of March 31, 2002, and the results of operations and cash flows for the periods then ended. Because the Company's business is seasonal, the results for interim periods are not necessarily indicative of the results to be expected for the full year.

     Effective on January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which superceded Accounting Principles Board ("APB") Opinion No. 17, Intangible Assets. This statement addresses the accounting and reporting of goodwill and other intangible assets subsequent to their acquisition. In accordance with the adoption of SFAS No. 142, the Company ceased amortization of goodwill and tested its goodwill and other intangible assets for impairment based on the requirements included in Statement 141 and reassessed the useful lives and residual values of those intangible assets other than goodwill. As of March 31, 2002, there was no impairment to the underlying value of the assets.

     In August 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has adopted SFAS No. 144 on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the financial position and results of operations of the Company.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

2.   SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R), Radica Gold(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(TM) brand name. The Company also sources VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described in the Notes to the Company's consolidated financial statements for the year ended December 31, 2001, except for the Company's adoption of Statements of Financial Accounting Standards Nos. 142 and 144.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. In 2002, the Company has further refined the segment assets. The segment assets are comprised of accounts receivable and inventories. Other assets included in corporate principally are cash and cash equivalents, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Certain information presented in the tables below has been restated to conform to the current management structure as of January 2002. Information by segment and a reconciliation to reported amounts for the three months ended March 31, 2002 and 2001 are as follows:

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

2.   SEGMENT INFORMATION (Continued)

                                         2002                2001
                                   -----------------   -----------------
Revenues
Games                                      $ 12,426             $ 9,512
VGA                                           5,077               2,261
                                   -----------------   -----------------
Total revenues                             $ 17,503            $ 11,773
                                   =================   =================

Segment loss
Games                                        $ (173)           $ (2,515)
VGA                                          (1,339)             (1,212)
                                   -----------------   -----------------
Total segment loss                         $ (1,512)           $ (3,727)

Net Interest and other income                    16                  35
Provision for income taxes                      (79)                (32)
                                   -----------------   -----------------
Total consolidated net loss                $ (1,575)           $ (3,724)
                                   =================   =================

Segment assets
Games                                      $ 18,818            $ 23,558
VGA                                          21,621              20,882
Corporate                                    44,605              47,389
                                   -----------------   -----------------
Total consolidated assets                  $ 85,044            $ 91,829
                                   =================   =================

     Revenues from external customers by product category are summarized as follows:

                                         2002                2001
                                   -----------------   -----------------

Electronics Games                           $ 6,830  #          $ 5,454
Girls Electronics                             2,011               2,294
ODM/OEM                                       3,585               1,764
Sourcing                                      1,414                 723
VGA                                           3,663               1,538
                                   -----------------   -----------------
Total net revenues                         $ 17,503            $ 11,773
                                   =================   =================

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

2.   SEGMENT INFORMATION (Continued)

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                                 2002                2001
                                           -----------------   -----------------
Net sales:
     United States and Canada                      $ 12,510             $ 8,298
     Asia Pacific and other countries                 1,228               1,207
     Europe                                           3,765               2,268
                                           -----------------   -----------------
                                                   $ 17,503            $ 11,773
                                           =================   =================

Long-lived assets:
     United States and Canada                       $ 1,367             $ 1,662
     Asia Pacific and other countries                14,484              14,851
     Europe                                           9,745               9,768
                                           -----------------   -----------------
                                                   $ 25,596            $ 26,281
                                           =================   =================

3.   EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted loss income per share as of March 31:

                                                         2002            2001
                                                    -------------   ------------
Numerator for basic and diluted loss per share:
  Net loss                                          $    (1,575)    $    (3,724)
                                                    =============   ============

Denominator for basic and diluted loss per share:    17,667,315      17,565,878

Basic and diluted loss per share:                   $     (0.09)    $     (0.21)
                                                    =============   ============

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

4.   RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which includes the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of total pre-tax restructuring charge in Q4 2001, of which approximately $199 related to the closure of the Company's San Francisco R&D office.

     The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide. This workforce reduction resulted in an accrual of approximately $1,352 for severance and contractual termination costs and benefits payments. The consolidation occurred during the first quarter of 2002. From inception through March 31, 2002, a total of approximately $925 has been incurred related to severance and contractual termination. The remaining components of the restructuring are expected to be completed during the second quarter of 2002.

     The components of restructuring charges are as follows:

                                      Balance                              Balance
                                    December 31,               Amount     March 31,
                                       2001        Charges    incurred      2002
                                    ------------  ---------  ----------  ---------

Severance and other compensation        $ 1,389   $      -     $ (925)      $ 464
Lease termination costs and                   -          -          -
related asset writedowns                    199          -          -         199
                                    ------------  ---------  ----------  ---------
                                        $ 1,588   $      -     $ (925)      $ 663
                                    ============  =========  ==========  =========

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                            2002                2001
                                      -----------------   -----------------

Raw materials                                  $ 3,303             $ 3,165
Work in progress                                 3,429               3,176
Finished goods                                  11,744              10,137
Consigned finished goods                           613                 701
                                      -----------------   -----------------
                                              $ 19,089            $ 17,179
                                      =================   =================

6.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                            2002                2001
                                      -----------------   -----------------

Accrued advertising expenses                     $ 800             $ 1,105
Accrued license and royalties                    1,495               2,346
Accrued sales expenses                           3,465               3,422
Commissions payable                                 83                 149
Other accrued liabilities                        3,798               3,885
                                      -----------------   -----------------
     Total                                     $ 9,641            $ 10,907
                                      =================   =================

7.   PLEDGE OF ASSETS

     The Company entered into guaranteed loan agreements and general banking facilities with one of its banks. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio and other financial ratios. At March 31, 2002, the loan agreements and general banking facilities including trade and overdraft facilities were collateralized as follows:


Leasehold land and buildings                  $ 11,369
Bank balances                                    8,955
Inventories                                      8,351
                                      -----------------
                                              $ 28,675
                                      =================

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2002)
                            (US dollars in thousands)

8.   LITIGATION

     The Company is a party to certain claims and legal actions that have arisen in the ordinary course of business. These matters are substantially covered by insurance. The resolution of these matters is not expected to have a material impact on the Company. The Company currently has no contingent obligations for which management views the crystallization to be probable or reasonably possible, and has therefore made no disclosures over current or pending legal actions taken against the Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


            The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 as filed with the United States Securities and Exchange Commission.

OVERVIEW

            Radica Games Limited (the "Company") manufactures and markets a diverse line of electronic entertainment products including handheld and tabletop games, high-tech toys, and video game accessories. The Company is headquartered in Hong Kong at the address set forth on the cover of this report and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2001 it had the second largest market share in handheld and tabletop electronic games according to the NPD Group, Inc., the primary source for such industry data. In the United Kingdom, the Company's subsidiary had the largest market share of the video game controller market among third-party manufacturers in 2001 according to industry data source, Chart Track.

            The Company's products currently include 1) handheld electronic and tabletop games sold under the Company's Radica and Radica Gold brand names, 2) technology enhanced games and gadgets for girls under the Girl Tech brand name,
3) Radica Play TV(TM) games, featuring XaviX(R) technology and 4) video game accessories sold under the Gamester brand name.

            The Company employs a team of designers and engineers in its US, UK and Asia offices. Most of Radica's product concepts are generated internally, however on occasion the Company acquires product concepts from third party inventors. Inventors are compensated through royalties that are generally paid as a percentage of worldwide sales of the related product. Radica expects to continue to develop most of its product in-house going forward, but also plan to use outside inventors as a source for new product concepts.

            Radica currently manufactures its products at its Tai Ping factory (the "Factory") in Dongguan, Southern China approximately 40 miles northwest of Hong Kong. The Factory was constructed with the cooperation of the local government according to the Company's design specifications on a 3.7-acre site. An extension of the Factory commenced in December 1999 to add 202,000 square feet of factory space and 178,000 square feet of dormitory space allowing for up to an additional 3,000 employees to be housed. The cost of construction of the extension would have been approximately $3.0 million, exclusive of manufacturing equipment. As a result of the drop in demand for Radica product in the US during 2000, work towards completion of this addition has been postponed and may continue when market demand warrants use of the additional space. The expansion has been sufficiently completed to the point that no impairment issues exist and it is currently being used for storage during peak production season. The unit capacity of the Factory depends on the product mix produced. In any event, there can be no assurance that the Company will be able to operate at full capacity or have sufficient sales to warrant doing so.

            The Company's offices in Dallas, Texas and Hertfordshire, UK manage our North American and UK distribution, respectively. Third-party distributors manage distribution throughout the rest of the world. Substantial portions of the Company's sales are sold to its distributors and retail customers on letter of credit basis or open account, and title of goods is taken in Hong Kong. Radica also sells product from domestic inventories held in various US, Canadian and UK warehouses. The Company currently has agreements with distributors in Germany and France that allow them to sell the Company's product on a consignment basis. The inventory is recorded in the Company's balance sheet and sales are recorded upon confirmation from the distributor.

            A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. The Company also records an allowance for marketing and advertising costs agreed to with certain customers. These allowances are based on other specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

            The Company's cost of sales is comprised primarily of the cost of goods of its product manufactured in its Dongguan factory and sourced from third-party manufacturers. Other costs include inbound and outbound freight costs for goods that are shipped domestically from its distribution operations in North America and the UK, obsolescence provisions, warranty provisions for defective product and license and royalty expenses. The largest factors affecting the Company's gross margin percentages is the product sales mix; the different product lines make different gross margins and can have a significant impact on the overall margin for the Company.

            The Company's selling, general and administrative ("SG&A") expenses are comprised of selling expenses such as sales commissions and product advertising, as well as non manufacturing-related labor expenses, general corporate expenses and depreciation and amortization. As a result of SFAS 142, beginning January 1, 2002, the Company ceased amortization of goodwill and tested its goodwill and other intangible assets for impairment based on the requirements included in SFAS 141. As of March 31, 2002, there was no impairment to the underlying value of the assets.

RESULTS OF OPERATIONS

         The following unaudited table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net sales:

                                                     Three month ended March 31,
                                                     ---------------------------
                                                         2002          2001
                                                     -----------   -----------

Net sales                                                100.0%        100.0%
Cost of sales                                             66.1%         73.3%
                                                     -----------   -----------

Gross margin                                              33.9%         26.7%
Selling, general and administrative expenses              32.5%         38.6%
Research and development                                   5.9%         11.2%
Depreciation and amortization                              4.1%          8.5%
                                                     -----------   -----------

Operating loss                                            (8.6%)       (31.6%)
Other income                                               0.1%          0.1%
Interest income, net                                       0.0%          0.2%
                                                     -----------   -----------

Loss before income taxes                                  (8.5%)       (31.3%)
Provision for income taxes                                (0.5%)        (0.3%)
                                                     -----------   -----------

Net loss                                                  (9.0%)       (31.6%)
                                                     ===========   ===========

         Net loss for the first quarter of 2002 was $1.6 million versus $3.7 million in the first quarter of 2001. Basic and diluted loss per share for the quarter was $.09 in 2002 compared with $.21 in 2001.

         Net sales for the quarter increased by 48.3% to $17.5 million from $11.8 million in the first quarter of 2001. The increase was partly due to the strength of our Gamester line of video game accessories (VGA) as well as the continuing growth of our ODM/OEM manufacturing business. Revenues for the quarter were comprised of 39.0% Electronic Games (Handheld Games and Play TV(TM)), 11.5% Girls' Electronics (Girl Tech(R) and Barbie(TM)), 20.9% VGA and 28.6% ODM/OEM/Sourcing compared to 46.3%, 19.5%, 13.1% and 21.1% for the same period in 2001. This represents sales growth of 14.1% for Electronic Games and Girls' Electronics, 138.2% for VGA and 101.0% for ODM/OEM/Sourcing.

         Net  sales  by  product   category  are  summarized  as  follow  ($  in
thousands):

                                                 Three months ended March 31,
                                                -------------------------------
                                                     2002             2001
                                                --------------   --------------

Electronic Games                                      $ 6,830          $ 5,454
Girls Electronics                                       2,011            2,294
ODM/OEM                                                 3,585            1,764
Sourcing                                                1,414              723
VGA                                                     3,663            1,538
                                                --------------   --------------
Total Net Sales                                      $ 17,503         $ 11,773
                                                ==============   ==============

         The Company's gross profit increased to $5.9 million in 2002 from $3.1 million in 2001. The Company's gross margin for the first quarter of 2002 was 33.9% compared to 26.7% in the first quarter of 2001 as a result of gains from the continued cost reduction program offset by a higher mix of lower margin ODM/OEM and Sourcing product sales compared to the same period in last year.

         Selling, general and administrative expenses for the first quarter of 2002 were $5.7 million compared to $4.6 million in the first quarter of 2001. The increase in expenditure was as a result of an increase in advertising expenditure over Q1 2001, plus the effect of foreign exchange movements in the UK.

         Research and development expenses for the first quarter of 2002 decreased to $1.0 million from $1.3 million in the first quarter of 2001, reflecting the consolidation and localization of the Company's product development operations in the US, UK and Hong Kong office.

         Depreciation and Amortization expenses of $0.7 million in the first quarter of 2002 decreased from $1.0 million in the first quarter of 2001. Effective in 2002, the Company adopted the Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets". As a result of the adoption of this statement, goodwill and other indefinite life intangibles are no longer being amortized. Amortization of these assets in the first quarter of 2001 amounted to $0.2 million.

CAPITAL RESOURCES AND LIQUIDITY

         At March 31, 2002 the Company had $23.4 million of cash and total assets of $85.0 million. The Company generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. Long-term debt decreased from $1.8 million at December 31, 2001 to $0.9 million at March 31, 2002. The long-term debt was originally used to purchase LMP in 1999. During the first quarter of 2002, the Company made no acquisitions.

         At March 31, 2002, cash and cash equivalents, net of short-term borrowings, were $22.5 million of which $8.9 million of cash deposits have been pledged as security for undrawn or substantially repaid facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits. This compares with cash and cash equivalents, net of short-term borrowings of

$25.0 million at December 31, 2001. The Company used approximately $1.7 of net cash from its operating activities in the first quarter of 2002 as the result of operating losses for the quarter. Due to the inherent seasonality of the toy industry, the Company expects the second half of the year to be more significant to the Company's overall business for the full year. The Company believes that during 2002 and beyond, its most significant cash source will be from its operating profits. The Company's management believes that it will realize an operating profit in 2002 and will successfully convert its receivables into the cash used to fund the business. The Company gives no assurances that it will successfully be able to achieve an operating profit in 2002.

         Receivables decreased to $11.5 million from the December 31, 2001 level of $17.3 million while they increased by $1.9 million compared with receivables of $9.6 million as of March 31, 2001. Accounts receivable at the quarter-end is primarily composed of first quarter revenues in 2002. Net sales for the quarter increased by $5.7 million compared to the first quarter of 2001. Inventories increased to $19.1 million from $17.2 million at December 31, 2001 to support second quarter sales. Current liabilities were $22.5 million at March 31, 2002 compared to $27.0 million at December 31, 2001. The decrease was primarily the result of seasonal decreases in the first quarter materials purchased.

         Cash used in financing activities was $0.8 million in the first quarter of 2002. This was primarily due to the repayment of an installment of a term loan. Loan installments due within twelve months of reported quarter-end are included in short-term liabilities; installment payments scheduled beyond twelve months from the reported quarter-end are included in long-term debt. The term loan and revolving loan are secured by certain properties and deposits of the Company (see Note to the Consolidated Financial Statements). The agreement contains covenants that, among other things, require the Company to maintain a minimum of tangible net worth, gearing ratio and other financial ratios.

         Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2002, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2002. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

         The Company had no derivative instruments or off balance sheet financing activities during the quarter ended March 31, 2002. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk

MARKET RISK DISCLOSURES

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At March 31, 2002, the result of a hypothetical one percentage change in the underlying US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company's primary exposure relates to the intercompany debt that exists between Radica China, its manufacturing company that records its intercompany receivables in US Dollars, and Radica UK, its UK distribution company that records its intercompany payable to Radica China in Pound Sterling. Were there to be a significant fluctuation in exchange rates, this could have a material impact on the financial results of the Company. The Company does not currently hedge its foreign exchange risk. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II - OTHER INFORMATION


Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities and Use of Proceeds

         None.

Item 3.  Defaults Upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         At the Company's annual meeting of shareholders held on June 10, 2002, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated May 6, 2002, to serve as directors for the period until the next annual meeting of shareholders or until his or her respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of ten members: Patrick S. Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James
O'Toole, Millens W. Taft, Peter L. Thigpen, Henry Hai-Lin Hu and Albert J. Crosson. At such meeting, the shareholders also reappointed KPMG as independent auditor and authorized the directors to fix the independent auditor's remuneration.

         The shareholder votes were as follows:
                                    For           Withheld      Abstain
    Election of Directors
    Patrick S. Feely             16,650,749          7,410         -
    Jon N. Bengtson              16,650,749          7,410         -
    Robert E. Davids             16,650,749          7,410         -
    David C.W. Howell            16,650,549          7,610         -
    Siu Wing Lam                 16,647,049         11,110         -
    James O'Toole                16,650,749          7,410         -
    Millens W. Taft              16,650,233          7,926         -
    Peter L. Thigpen             16,650,433          7,726         -
    Henry Hai-Lin Hu             16,647,049         11,110         -
    Albert J. Crosson            16,648,449          9,710         -

    Reappointment of Auditor
    KPMG                         16,601,979          8,210      47,970

Item 5.  Other Information

         None.

Item 6.  Exhibits and Reports on Form 8-K

         (a)  Exhibits

              None.

         (b)  Reports on Form 8-K

              None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       RADICA GAMES LIMITED



Date:    July 8, 2002                                  /s/ Craig D. Storey
     -------------------------------                   -------------------------
                                                       Craig D. Storey
                                                       Chief Accounting Officer

                              RADICA GAMES LIMITED
                              REPORTS FIRST QUARTER
                               SALES GROWTH OF 48%

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
MAY 20, 2002                                         PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today its results for the first quarter of 2002. Sales for the quarter increased by 48.3% to $17.5 million from $11.8 million in the first quarter of 2001. The company reported a significantly reduced net loss of $1.6 million or $.09 per share for the quarter compared to a net loss of $3.7 million or $.21 per share in the first quarter of 2001.

"Results for the quarter exceeded our expectations and are consistent with the steady progress we have shown during each of the last four quarters as well as our goal to return to profitability for 2002. We are particularly pleased with the strength of our Gamester line of video game accessories (VGA) and our ODM/OEM manufacturing business. We expect these two sectors to deliver continued impressive growth for the rest of the year on top of solid results in the rest of our business," said Pat Feely, Radica's CEO.

Revenues for the quarter were comprised of 39.0% Electronic Games (Handheld Games and Play TV(TM)), 11.5% Girls' Electronics (Girl Tech(R) and Barbie(TM)), 20.9% VGA and 28.6% ODM/OEM/Sourcing compared to 46.3%, 19.5%, 13.1% and 21.1%
for the same period in 2001. This represents sales growth of 14.1% for Electronic Games and Girls' Electronics, 138.2% for VGA and 101.0% for ODM/OEM/Sourcing.

"This week at the Electronic Entertainment Expo in Los Angeles we will be showing some of our most exciting new products for our Gamester(TM) video game accessory and Play TV product lines," Feely said. "Of particular importance will be our recently introduced Floodlight(TM) for Game Boy Advance(TM). This proprietary product is a breakthrough in the large category of Game Boy illumination and in less than two months is one of the fastest selling lights in the industry. We will also be showing our new Play TV Boxing(TM) and Play TV Baseball 2(TM) products as well as our line of licensed Men In Black II and Lotus racing products for the Gamester brand. We hope many of our shareholders will be able to attend the show."

Gross margin for the quarter was 33.9% compared to 26.7% in Q1 of 2001 as a result of gains from the continued cost reduction program offset by a higher mix of lower margin ODM/OEM and Sourcing product sales compared to Q1 2001.

Operating expenses for the quarter were $7.4 million compared to $6.9 million in Q1 of 2001. The increase in expenditure was as a result of an increase in advertising expenditure over Q1 2001, plus the effect of foreign exchange movements in the UK. R&D costs decreased by $0.3 million.

Effective in 2002, the Company adopted the Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets". As a result of the adoption of this statement, goodwill and other indefinite life intangibles are no longer being amortized. Amortization of these assets in the first quarter of 2001 amounted to $0.2 million. Removing this amortization and its related tax effect would have resulted in a net loss of $3.5 million in the first quarter of 2001.

At March 31, 2002 the Company had $23.4 million of cash compared to $25.8 million at December 31, 2001 and net assets of $61.6 million. Long-term debt declined by $0.9 million from December 31, 2001. Inventories increased to $19.1 million from $17.2 million at December 31, 2001 to support second quarter sales. Receivables were at $11.5 million at March 31, 2002 compared to $17.3 million at December 31, 2001.

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS



(US Dollars in thousands,                         Three months ended March 31,
except per share data)                            ----------------------------

                                                      2002        2001
                                                   ----------- ---------
                                                   (unaudited) (unaudited)
REVENUES:
Net sales                                          $ 17,503    $ 11,773
Cost of sales                                       (11,575)     (8,631)
                                                   ---------   ---------
Gross profit                                          5,928       3,142
                                                   ---------   ---------

OPERATING EXPENSES:
Selling, general and administrative expenses         (5,688)     (4,551)
Research and development                             (1,033)     (1,315)
Depreciation and amortization                          (719)     (1,003)
                                                   ---------   ---------
Total operating expenses                             (7,440)     (6,869)
                                                   ---------   ---------

OPERATING LOSS                                       (1,512)     (3,727)

OTHER INCOME                                             15           9

NET INTEREST INCOME                                       1          26
                                                   ---------   ---------

LOSS BEFORE INCOME TAXES                             (1,496)     (3,692)

PROVISION FOR INCOME TAXES                              (79)        (32)
                                                   ---------   ---------

NET LOSS                                           $ (1,575)   $ (3,724)
                                                   =========   =========

BASIC AND DILUTED LOSS PER SHARE                    $ (0.09)    $ (0.21)
                                                   =========   =========

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES                                   17,667,315  17,565,878
                                                   ==========  ==========

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                                 March 31,    December 31,
                                              ------------    ------------
(US Dollars in thousands, except share data)      2002            2001
                                              ------------    ------------

                                                (unaudited)
CURRENT ASSETS:
Cash and cash equivalents                       $ 23,364        $ 25,810
Accounts receivable, net of allowances for
  doubtful accounts of $1,802 ($2,207 at
  Dec. 31, 2001)                                  11,484          17,290
Inventories, net of provision of $3,468
($3,997 at Dec. 31, 2001)                          9,089          17,179
Prepaid expenses and other current assets          2,532           2,283
Income taxes receivable                              931             931
Deferred income taxes                                168             168
                                              -----------     -----------
  TOTAL CURRENT ASSETS                            57,568          63,661
                                              -----------     -----------
PROPERTY, PLANT AND EQUIPMENT, NET                15,730          16,310
                                              -----------     -----------
INTANGIBLE ASSETS, NET                             9,866           9,971
                                              -----------     -----------
DEFERRED INCOME TAXES, NONCURRENT                  1,880           1,887
                                              -----------     -----------
  TOTAL ASSETS                                  $ 85,044        $ 91,829
                                              ===========     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                           $    846        $    846
Accounts payable                                   7,379          10,101
Current portion of long-term debt                  3,648           3,648
Accrued payroll and employee benefits                654             943
Accrued expenses                                   9,641          10,907
Income taxes payable                                 322             507
                                              -----------     -----------
  TOTAL CURRENT LIABILITIES                       22,490          26,952
                                              -----------     -----------
LONG-TERM DEBT                                       913           1,825
                                              -----------     -----------
  TOTAL LIABILITIES                               23,403          28,777
                                              -----------     -----------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000
  shares authorized, 17,693,886 shares
  outstanding (17,646,740 at Dec. 31, 2001)          177             176
Additional paid-in capital                         1,639           1,549
Warrants to acquire common stock                     445             445
Retained earnings                                 59,437          61,012
Accumulated other comprehensive income               (57)           (130)
                                              -----------     -----------
TOTAL SHAREHOLDERS' EQUITY                        61,641          63,052
                                              -----------     -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 85,044        $ 91,829
                                              ===========     ===========

                              RADICA GAMES LIMITED
                                    ANNOUNCES
                           MANUFACTURING AGREEMENT FOR
                         NEW INNOVATIVE DIGIMON PRODUCT


FOR IMMEDIATE RELEASE                   CONTACT: PATRICK S. FEELY
MAY 8, 2002                                      PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201



(Hong Kong) RADICA GAMES LIMITED (NASDAQ: RADA) announced today that it has entered into an ODM manufacturing agreement with WiZ Co., Ltd. Under this agreement, Radica will manufacture a new Digimon electronic game called D-Scanner, which incorporates the proprietary scanning technology already made famous in its highly successful Skannerz(TM)line of games. Initial deliveries are planned for May of this year. The agreement includes a license to WiZ Co., Ltd. for the Japanese market to utilize Radica's intellectual property regarding scanning games. The products are expected to be distributed in the Japanese market by Bandai Co., Ltd.

Pat Feely, president and CEO of Radica Games Limited said, "It is a perfect combination of our technology and Bandai's highly successful Digimon brand. We are delighted to work once again with the incredibly creative talent of WiZ and the vision of Bandai in bringing this innovative product to the Japanese market."

"We have known Radica for their creativity in producing innovative products. In the fourth year Digimon show, we are glad to introduce D-Scanner, the outcome of winning combination of Radica, WiZ and Bandai. We hope to add yet another successful LCD game line to Digimon with this cutting edge product," said Mr. Takeichi Hongo, Executive Officer and General Manager of Character Toys Department, Bandai Co., Ltd.

"We are very excited to have this opportunity to work with Radica and Bandai on this project. D-Scanner is the main product in our new Digimon show, "Digimon Frontier" and we are confident that it will be the most successful LCD Digimon game ever," said Akihiro Yokoi, CEO, WiZ Co., Ltd.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the

         Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.


ABOUT RADICA GAMES LIMITED

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products, including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --

                              RADICA GAMES LIMITED
                       ANNOUNCES LICENSING AGREEMENT WITH
                       SONY PICTURES CONSUMER PRODUCTS FOR
                               MEN IN BLACK(TM) II




FOR IMMEDIATE RELEASE                  CONTACT: PATRICK S. FEELY
APRIL 24, 2002                                  PRESIDENT & CEO
                                                (LOS ANGELES, CALIFORNIA)
                                                (626) 744 1150

                                                DAVID C.W. HOWELL
                                                PRESIDENT ASIA OPERATIONS & CFO
                                                (HONG KONG)
                                                (852) 2688 4201


(HONG KONG) Radica Games Ltd. (NASDAQ: RADA) announced today that it has signed a worldwide licensing agreement with Sony Pictures Consumer Products to produce Men In Black(TM)II branded video game accessories.

Under terms of the agreement, Radica, under its Gamester(TM) brand name, is licensing the rights for video game accessories for PlayStation(R) 2, Microsoft Xbox(TM), Nintendo Game Cube and Nintendo Game Boy Advance based on the Men In Black and Men In Black II theatrical releases. Initial products will include speakers, chargers, lights, earpieces and software cases, targeted for Game Boy Advance owners. Radica will debut its Men in Black II products at the E3 show, May 22-24, 2002 at the Los Angeles Convention Center.

"Men In Black is an outstanding entertainment property and we're very excited to be a part of this franchise," states Pat Feely, chief executive officer, Radica. "We look forward to developing high-quality accessories that stay true to the highly anticipated film."

"Radica is a leader in electronic handheld games," says Al Ovadia, executive vice president, Sony Pictures Consumer Products. "Our strategic partnership combined with this blockbuster franchise will undoubtedly have strong appeal with our target consumers."

                                    - more -

2 / Radica-SPCP-Men in Black II License Agreement

The Gamester Men in Black II Agent Pack will hit retail shelves to coincide with the July 3 theatrical release and consists of all the necessities for Game Boy Advance (GBA) units, including:

SKINZ: Three Men in Black II designs that easily attach to the front of your GBA.

EAR PHONZ: Headphones disguised as tiny aliens crawling out of your ears.

MEN IN BLACK II FLOOD LIGHT: Every agent needs a light, and this light will light the entire GBA screen smoothly and evenly.

MEN IN BLACK II BODY GUARD: Fits all your Men in Black II GBA equipment in one protective case, with extra room for several games.

"Protecting the earth from the scum of the universe," Tommy Lee Jones and Will Smith return as agents K and J in the Columbia Pictures presentation of an Amblin Entertainment production, Men in Black II.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

ABOUT SONY PICTURES CONSUMER PRODUCTS
Sony Pictures Consumer Products (SPCP), based in Los Angeles, handles the merchandising and branding efforts for some of the most recognized properties in film and television. This includes theatrical properties such as Men in Black II(TM) and Stuart Little 2(TM), and Spider-Man(TM) through a limited partnership with Marvel Enterprises, Inc. as well as television properties, like "Jackie Chan Adventures(TM)" "Harold and the Purple Crayon(TM)," "Max Steel(TM)," and "Phantom Investigators(TM)." SPCP is a division of Sony Pictures Entertainment
(SPE), whose global operations encompass motion picture production and distribution, television production and distribution, worldwide channel investments, home entertainment acquisition and distribution, operation of studio facilities, development of new entertainment products, services and technologies, and distribution of filmed entertainment in 67 countries.

                                    -- END --

                              RADICA GAMES LIMITED

                               2001 ANNUAL REPORT

CONTENTS

LETTER TO SHAREHOLDERS ....................................................2

MANAGEMENT'S DISCUSSION OF RESULTS ........................................6

FINANCIAL INFORMATION ....................................................12

DIRECTORS AND OFFICERS ...................................................36

CORPORATE INFORMATION ....................................................37

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ - RADA) is a Bermuda company headquartered in Hong Kong. The Company is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


FINANCIAL HIGHLIGHTS

OPERATING RESULTS                                  Year ended December 31,
                                             -----------------------------------
(US dollars in thousands,
except per share data)                       2001         2000         1999
----------------------                       ----         ----         ----

Net sales ................................   $  98,554    $ 106,696    $ 136,716

Net (loss) income ........................   $  (4,374)   $ (18,099)   $  17,055

Diluted net (loss) earnings per share ....   $   (0.25)   $   (1.03)   $    0.90

Weighted average number of shares
  and dilutive potential common
  stock outstanding ......................      17,612       17,608       18,979


FINANCIAL POSITION                                  At  December 31,
                                                    ----------------
(US dollars in thousands)                    2001         2000         1999
-------------------------                    ----         ----         ----

Working capital                              $ 36,709     $ 42,619     $ 65,123

Total assets                                 $ 91,829     $ 99,315     $122,174

Total liabilities                            $ 28,777     $ 31,927     $ 36,112

Shareholders' equity                         $ 63,052     $ 67,388     $ 86,062

TO OUR SHAREHOLDERS

2001 represented an important step forward in the transformation of Radica that we started in 1999. As you know, during the last three years we have been pursuing a mission to turn what was essentially a volatile, single category business into a dynamic, diversified, electronic entertainment company. Last year, in addition to our continuing progress in expanding the diversity of our business strategy, we also meaningfully addressed our cost structure. The moves we made to restructure our organization should dramatically improve our operational effectiveness and ultimately help us deliver superior returns to our shareholders. Now, we'd like to review the progress we have made in each of these areas as well as our potential for the future.

Strategic Vision

Our strategy is built around the idea of leveraging our unique strengths to create a diverse portfolio of high growth and high return business segments. Radica's unique competency that sets us apart from our competition is our ability to create innovative forms of electronic entertainment. We believe we are the masters of bringing new applications of low cost technologies to the creation of new or enhanced forms of electronic entertainment.

Due to the volatility of our industry, it is impossible to create consistent long-term growth by participating in only one business segment. We learned this the hard way through experiencing the ups and downs of the electronic handheld game business. As a result, during the last three years, we have diversified our business into the three dynamic segments of the electronic entertainment industry that best utilize our strengths:

     o        Electronic Games
     o        Video Game Accessories
     o        Girls' Electronics

Our strategy is to continue to expand our market share in each of these segments through industry leading applications of technology, product quality and marketing programs. We are doing this within the context of a continuing commitment to cost reduction and margin enhancement. The ultimate goal is impressive and consistent growth of our business, our profits and most importantly, shareholder value.

2001 Financial Results

In 2001 we took another important step in the turnaround and restructuring of Radica. We recorded a net loss of $4.4 million compared to the prior year's loss of $18.1 million. This loss included a charge of $1.6 million for restructuring costs that we expect will decrease our annual fixed costs by at least $4.0 million in future years. Our EBITDA returned back into positive territory at $56,000 and excluding the restructuring charge taken in the fourth quarter would have been $1.6 million. This, coupled with solid cash management, allowed our cash to increase by $2.7 million to $25.8 million at the end of the year. Long-term debt declined by $3.6 million to $1.8 million and total borrowings declined by $6.6 million to $6.3 million.

While the loss was disappointing, it was gratifying to achieve a net increase in cash in light of the very difficult market conditions that existed in the industry in 2001 and the much larger losses incurred in 2000. As you may remember, in 2000 Radica's primary market, electronic handheld games, underwent a major decline that resulted in the dumping of significant excess inventories throughout the industry. When the smoke cleared, electronic handheld games was a significantly smaller industry. This required Radica to not only address its cost structure but to accelerate its investment in diversification. These costs, when coupled with the difficult market conditions of 2001, created a particularly challenging year for the company.

Within this environment the effects of the events of September 11 on retail buying plus the bankruptcies of Kmart and Ames made matters even more difficult. However, late in the fourth quarter the consumer returned to the stores and the reduced retail inventories sold out quickly, leaving the shelves bare going into 2002. Radica's sales in the fourth quarter increased by 12% as a result, setting the stage for what we believe will be a positive business environment going forward into 2002.

Cost Reduction Program

During the past year, Radica has continued to work aggressively to cut costs. During 2001 we were successful in significantly increasing gross margins by cutting product costs through design improvements and better material buying. We also focused on improving our inventory management to decrease obsolescence costs and quality management to decrease warranty costs and customer returns. On top of that we decided to reorganize our product development and manufacturing groups to increase efficiency and lower fixed costs. Many of the positions previously performed in Hong Kong were localized to our Chinese factory where the labor costs are considerably lower and duplication of effort is eliminated.

We also organized several cost reduction task forces that addressed, among other things, SG&A expenses, packaging costs and product costs. As a result of these efforts we expect to see our fixed costs structure decrease by at least $4 million in 2002 and beyond. In addition, we expect a continued positive trend in our gross margins from this ongoing year-round activity. This coupled with improved volume prospects coming into 2002 should lead to continued improvements in our financial results.

Strategic Diversification Progress

In 2001 we made significant progress in our efforts to diversify Radica's product line and market segments. As a result Radica's electronic handheld game accounted for only 38.5% of our business in 2001 when as recently as three years ago it was 100% of our business. In spite of the difficult market conditions in 2001 sales in the rest of our businesses increased by 6% for the year and by a robust 38% in the fourth quarter.

This occurred in spite of a flat year in the video game controller business due to the staggered launches of Microsoft's Xbox(TM) and Nintendo's GameCube(TM) in the European market, both of which are now planned for the spring of 2002. However, we were able to establish the Gamester(TM) brand in the US market as a result of our launch during the second half of 2001. Our product line now covers each major platform including Sony's PlayStation(R) 2, Nintendo's Game Boy Advance(TM) and GameCube as well as our licensed Microsoft Xbox controllers and accessories. With the new platforms now in full swing in the US and arriving in Europe in 2002, we expect Gamester to surge in 2002 and could become over a quarter of our business in the coming year.

We also expect to expand our girls' electronics business in 2002 as a result of our recently announced license of the Barbie(TM) brand from Mattel for girls' lifestyle electronic products and electronic games. This new license plus some exciting new product concepts for the Girl Tech(R) line, including the Eye-Lock Room Guard(TM) and our Jammin' Jewels(TM) that flash in time to music, will help us continue to lead as the innovator of electronic products for the girls' market.

While the electronic handheld game market decreased again in 2001, Radica's handhelds built their market share in 2001 ending the year at a 19.5% share, up from 17.7% in 2000. We still have a strong and profitable business in this category and expect to see it begin to stabilize in 2002. While adult staples like solitaire, hunting, fishing and casino games continue to dominate sales, we were excited to see that boys returned to the category in 2002 looking for our exciting new barcode scanning Skannerz(TM) product line that was a sell-out at Christmas.

Play TV(TM) was our largest growth area for 2001, showing a 67% increase versus 2000. This unique product line features the XaviX(R) technology from our licensing partner, Shinsedai Company Limited ("SSD") in Japan, and is the only product line that marries the physical interaction of real play with the video and audio output of a TV set. Our baseball, hunting and snowboarding games led the way in 2001 and were among the top sellers in the entire electronic game category. For 2002, we expect to continue to grow this business with such new products as our boxing, construction, soccer and a revised baseball game. We are also leveraging this technology into the girls' electronics category with the new Barbie Dance Party(TM) game that allows girls to dance with Barbie on TV.

XaviX and SSD also contributed importantly to our ODM/OEM business in 2001 by providing us with several manufacturing and engineering projects for both the Japanese and US markets including Hasbro/Takara's eKara(TM) for the US market plus ping pong and snowboarding for the Japanese market. We were also pleased to continue our ODM/OEM relationship with Hasbro for several handheld games in 2001.

In 2002 we are also introducing a new type of electronic entertainment product for Radica. Pino(TM) is a humanoid robot that develops a unique personality based upon your interaction with it. He has hundreds of capabilities including playing games, singing songs, and responding to your voice or to other Pinos. He seems almost like a real person. Pino was brought to market in Japan last year by Tsukuda and Radica has licensed distribution rights for North America, the UK and several other countries.

So, you can see that our diversification strategy is really starting to take hold and will provide the engine for our growth in the future. In 2002 we fully expect that no one category of business will account for more than one third of our total sales. Additionally, we have become geographically diverse as well with our efforts in Europe and Asia. In 2001 only 68% of our sales came from our North American subsidiaries. That would be one of the better ratios in the industry for geographical diversity. Such diversity, both by product category and by global region, will not only provide numerous opportunities to grow our business, but will provide more stability and consistency in the future.

2002 Outlook

The combination of the improved market outlook, our diversification progress and our cost reduction program add up to a significant improvement in our business prospects for 2002 and beyond. However, we expect that 2002 is likely to provide some real challenges as well. This is a highly volatile industry and consumer demand is always in flux. As those changes in consumer demand occur, we will need to continue to improve our ability to anticipate and react both in risk avoidance and new product development.

The biggest challenge, however, will probably be continued turmoil in the retail environment. With 4 bankruptcies among our top 10 accounts over the last 18 months, we are dealing with a highly fluid situation in our customer base. Even if the economy or toy and game market is significantly better in 2002 at the consumer level, we cannot be sure that the retail environment will provide the customer base needed to achieve the growth that may be possible. In spite of these challenges, we are looking forward to the many opportunities we see in 2002 and beyond to improve our operations and financial results.

The Future

Our strategic goal continues to be to become a major, diversified electronic entertainment company that delivers superior returns to its shareholders. With the progress we have made in 2001 in diversification and cost reduction, we believe we are another significant step closer to that objective. At the end of the day, our success will be driven by our creativity and our ability to leverage our strength in this regard into building our market share in our three strategic business segments. We think we have focused our creativity more effectively for the future during the last two years and have created the business model that will lead to the superior profitability and growth levels we seek.

In closing, we would like to thank our shareholders and employees for their steadfast belief in our mission and our strategy to transform Radica. We are confident that your trust will be rewarded.

Sincerely,


/s/ Patrick S. Feely                                 /s/ Jon N. Bengtson

Patrick S. Feely                                     Jon N. Bengtson
President and Chief Executive Officer                Chairman of the Board

March 25, 2002                                       March 25, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         In December of 1998, Radica Games' Board of Directors approved a change in the Company's fiscal year end from October 31 to December 31. This resulted in a transition period from November 1, 1998 to December 31, 1998, which has been audited. However, for clarity of presentation and comparability, the discussion of results of operations compares the fiscal year ended December 31, 2001 to the fiscal year ended December 31, 2000, followed by a comparison of the fiscal year ended December 31, 2000 to the fiscal year ended December 31, 1999 and a comparison of the fiscal year ended December 31, 1999 to the unaudited twelve months ended December 31, 1998.

FISCAL 2001 COMPARED TO FISCAL 2000

         The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                 2001      2000
                                                 ----      ----

Net revenues                                     100.0%    100.0%
Cost of sales                                     65.6%     77.8%

Gross margin                                      34.4%     22.2%
Selling, general and administrative expenses      26.9%     30.2%
Research and development                           5.8%      4.9%
Depreciation and amortization                      4.1%      5.1%
Restructuring charge                               1.6%      1.1%

Operating loss                                    (4.0%)   (19.1%)
Other income                                       0.0%      0.7%
Interest income, net                               0.1%      0.6%

Loss before income taxes                          (3.9%)   (17.8%)
(Provision) credit for income taxes               (0.5%)     0.8%

Net loss                                          (4.4%)   (17.0%)

         The Company experienced an after tax loss of $4.4 million for fiscal year 2001 or $0.25 per diluted share versus a loss of $18.1 million or $1.03 per diluted share for fiscal year 2000.

         Net sales for 2001 were $98.6 million, compared to $106.7 million in 2000. The decline in net sales during 2001 resulted from worldwide economic recession; the September 11 terrorist attacks in New York eroded US consumer confidence and as a result, caution was exercised by retailers. Several top US retailers cancelled holiday reorders in the wake of the September 11 terrorist attacks.

         Summary of sales achieved from each category of products:

                                   2001                           2000
                    ----------------------------    ----------------------------
                      % OF NET         NET            % OF NET         NET
Product Lines       Sales Value    Sales Value      Sales Value    Sales Value
---------------------------------  -------------    ------------- --------------
(US$ in thousands)

Handheld              38.5%        $ 38,001             46.2%        $ 49,307
Play TV               14.5%          14,315              8.0%           8,561
Girl Tech             11.9%          11,723             13.0%          13,897
ODM/OEM               19.2%          18,890             18.1%          19,271
VGA                   10.5%          10,337              9.5%          10,116
Sourcing               5.4%           5,288              5.2%           5,544
                     -----         --------            -----         --------
Total                100.0%        $ 98,554            100.0%        $106,696
                     =====         ========            =====         ========


         Gross margin for the year was 34.4% compared to 22.2% in fiscal year 2000 as a result of a combination of improvements to inventory control allowing for less closeout product and continued cost reduction on products.

         Operating expenses for 2001, excluding $1.6 million of restructuring costs, were $36.3 million compared to operating expenses of $42.9 million, excluding $1.2 million of restructuring costs in fiscal year 2000.

         The following table shows the major operating expenses, other income and income taxes:

(US dollars in millions)                      2001          2000
                                              ----          ----

Commissions                                  $  0.7        $   2.3
Indirect salaries and wages                     8.2            7.5
Advertising and promotion expenses              8.1           11.1
Research and development expenses               5.8            5.2
Other income                                    --             0.8
Provision (credit) for income taxes             0.6           (0.9)

         The decrease in commissions in 2001 was the result of both the decrease in sales from 2000 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representatives to an in-house sales team. Because the Play TV line of products was in its second year and required less promotion, advertising and promotional costs decreased in 2001 from 2000.

CAPITAL RESOURCES AND LIQUIDITY

         At December 31, 2001 the Company had $25.8 million of cash and net assets of $63.1 million. Inventories increased to $17.2 million from $14.0 million at December 31, 2000 primarily as a result of in-transit inventory to the United States of video game accessory product and Skannerz for Q1 2002. Receivables decreased to $17.3 million from the December 31, 2000 level of $25.9 million as a result of lower fourth quarter sales and better management of existing receivables. Current liabilities were $27.0 million at December 31, 2001 compared to $26.5 million at December 31, 2000. The increase was primarily the result of increased 4th quarter materials costs related to the increased inventories. Working capital at December 31, 2001 was $36.7 million, a $5.9 million decrease from December 31, 2000. The drop in working capital was primarily related to the drop in receivables from December 31, 2000 to December 31, 2001. Net cash provided by operating activities was $10.3 million in 2001, compared to net cash used in operating activities of $4.7 million during 2000. This was the result of a decrease in operating losses for the year. Net cash used in investing activities for the years ended December 31, 2001 and December 31, 2000 was $1.0 million and $4.3 million respectively. The difference is the result of the factory expansion costs incurred in 2000. Cash used in financing activities was $6.4 million in 2001 compared with

$0 in 2000. This change was primarily due to repayment of short-term and long-term debt during 2001. As of December 31, 2001, the Company had more than $6.6 million of various lines of credit available for use. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 2000 COMPARED TO FISCAL 1999

         The Company experienced an after tax loss of $18.1 million for fiscal year 2000 or $1.03 per diluted share versus an after tax profit of $17.1 million or $0.90 per diluted share for fiscal year 1999.

         Net sales for 2000 were $106.7 million, compared to $136.7 million for 1999. The sales decline during 2000 resulted primarily from severely adverse market conditions in the electronic handheld game category which were only partially offset by the growth of the Company's Girl Tech product line and the introduction of Radica's new Play TV(TM) line of games.

         Net sales for the year ended December 31, 2000 were $106.7 million, decreasing 21.9% from $136.7 million for the prior year. Approximately 46.2% of sales related to handheld games, 8.0% to Play TV, 13.0% to Girl Tech games, 9.5% to VGA, 5.2% to Sourcing and 18.1% to ODM/OEM sales during the year ended December 31, 2000 in comparison to 64.2%, 0%, 5.4%, 7.0%, 3.0% and 20.4% in the same period in 1999.

         During the year ended December 31, 2000, Radica recorded a charge of $10.2 million related to the restructuring of its organization and provisions against inventories, prepaid royalties, receivables and bad debts as a result of the downturn in its handheld games business. Gross margin for the year was 22.2% compared to 40.8% in fiscal year 1999 as a result of these charges and a mix shift to lower margin Gamester business.

         Operating expenses for the year including restructuring charges incurred in Q2 were $44.1 million compared to $39.0 million in fiscal year 1999.

         The following table shows the major operating expenses, other income and income taxes:

(US dollars in millions)                    2000                   1999
                                            ----                   ----

Commissions                                 $ 2.3                  $ 2.9
Indirect salaries and wages                   7.5                    8.2
Advertising and promotion expenses           11.1                    8.9
Research and development expenses             5.2                    6.0
Other income                                  0.8                    0.7
(Credit) provision for income taxes          (0.9)                   0.1

         The decrease in commissions in 2000 was the result of both the decrease in sales from 1999 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representative to an in-house sales team. The decrease in indirect salaries and wages in 2000 was the result of the Company's reorganization in the second quarter. Advertising and promotional costs increased in 2000 due to the introduction of the Play TV line in the US.

FISCAL 1999 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1998

         On June 24, 1999 the Company acquired all of the business and operating assets of Leda Media Products Limited, now called Radica UK Limited ("Radica UK") for total transaction costs of $14.6 million including acquisition-related costs. The transaction has been accounted for using the purchase method. The Company's consolidated results of operations include the results of Radica UK from the date of acquisition (see Note 5 of the Notes to the Consolidated Financial Statements).

         Net sales for the year ended December 31, 1999 were $136.7 million, decreasing 14.2% from $159.4 million for calendar 1998. Approximately 64.2% of sales related to Handheld games, 5.4% to Girl Tech games, 7.0% to VGA, 3.0% to Sourcing and 20.4% to ODM/OEM sales during the year ended December 31, 1999 in comparison to 77.1%, 0.1%, 0%, 0% and 22.8% in the same period in 1998.

         The gross profit for fiscal year 1999 was $55.8 million compared to $85.9 million for calendar 1998, a decrease of 35.0%. The gross margin for the year was 40.8% compared to 53.9% for calendar 1998. The decrease in gross margin was due to the effect of the sales of lower margin VGA through Radica UK, the effect of increased licenses, reduced ODM/OEM margins, together with the effect of certain amounts of air freight due to shortages of raw materials due to the Taiwan earthquake in 1999.

         Operating profit for fiscal year 1999 was $16.8 million, a decrease of 65.1% from $48.1 million in calendar 1998. Operating expenses increased to $39.0 million from $37.8 million in 1998. The increase was the result of increased research and development costs, together with increased depreciation and amortization due to the acquisition of Radica UK.

         The following table shows the major operating expenses, other income and income taxes:

(US dollars in millions)                        1999                   1998
                                                ----                   ----

Commissions                                     $ 2.9                  $ 5.0
Indirect salaries and wages                       8.2                    6.9
Advertising and promotion expenses                8.9                    9.0
Research and development expenses                 6.0                    5.6
Other income                                      0.7                    1.1
Provision (credit) for income taxes               0.1                   (0.2)

         The decrease in commissions in 1999 was the result of the decrease in sales from 1998 combined with Radica USA's decision to move the sales function to several of its retail customers in-house. Indirect wages and salaries increased in 1999 as a result of the acquisition of Radica UK and management's decision to increase research and development and add several key management positions in the United States.

         The effective blended tax rate for the year ended December 31, 1999 was a provision of 0.9% on continuing operations compared to a credit of 0.3% in calendar 1998. The tax provision for the year was comprised of an expense of $0.2 million representing 0.9% of pre-tax income. This compared to a credit of $0.6 million in 1998, or 1.2% of pre-tax income. The increase in the tax provision for the year was as a result of taxable income in the US and the one-time deferred tax credit of $4.6 million in 1998.

         During 1999, the Company wrote down a $1.0 million loan to its affiliate Sharegate due to actual losses in 1999 and anticipated ongoing losses in 2000. As the investment in Sharegate was at zero on the balance sheet at the end of 1999, there was no further charges after 1999.

         Net profit for fiscal year 1999 was $17.1 million or $0.90 per share compared to $51.0 million or $2.41 per share in calendar 1998.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that the Company considers critical in preparing its consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

         The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance offsets gross trade receivables and is management's best assessment of the business environment, customers' financial condition, historical trends and customer disputes. Changes in the retail environment or the economy could adversely impact the trade receivables valuation.

ALLOWANCE FOR SALES RETURNS

         A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales.

WARRANTY

         The Company records a warranty allowance for costs related to defective product sold to customers. The warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product.

INVENTORIES

         The Company states its inventory values at the lower of cost or market. Inventory reserves are accrued for slow-moving and obsolete inventory. Radica's management uses estimates to record these reserves. Slow-moving and obsolete inventory may be partially or fully reserved depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets, identifiable intangibles and goodwill have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement requires that an impairment loss be recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) resulting from the use and ultimate disposal of an asset is less than the carrying amount of the asset. Radica's management reviews for indicators that might suggest an impairment loss exists. Testing long-lived assets, identifiable intangibles and goodwill for recoverability requires estimates of expected cash flows to be generated from the use of the assets. Various uncertainties, including changes in consumer preferences, deterioration in the political situation in a country or adverse changes in the general economic conditions in the US and internationally, could adversely impact the expected cash flows to be generated by an asset or group of assets. See discussion under "New Accounting Pronouncements" regarding SFAS No. 144, which supercedes SFAS No. 121 effective the first quarter of 2002.

ESTIMATION OF USEFUL LIVES FOR DEPRECIATION PURPOSES

         The Company generally estimates the useful life of fixed assets using the depreciable property classes defined by the United States Tax Code which the Company views as approximately an economic useful life. In the event that the life of an asset can be more clearly defined as the result of other factors, such as the land lease expiration date on which an asset is permanently attached, then the useful life of the asset will be based on such factors.

DEFERRED TAX ASSETS

         The Company records valuation allowances against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                     ASSETS

(US dollars in thousands, except share data)                    2001          2000
                                                               -------       -------

Current assets:
Cash and cash equivalents
(Pledged deposits of $8,955 in 2001 and $11,139 in 2000)       $25,810       $23,097
Accounts receivable, net of allowances for doubtful
accounts of $2,207 ($2,073 in 2000)                             17,290        25,931
Inventories, net of provision of $3,997 ($5,788 in 2000)        17,179        13,971
Prepaid expenses and other current assets                        2,283         1,574
Income taxes receivable                                            931         4,277
Deferred income taxes                                              168           223
                                                               -------       -------
     Total current assets                                       63,661        69,073
                                                               -------       -------

Property, plant and equipment, net                              16,310        17,975

Goodwill, net of accumulated amortization of $2,518
($1,722 in 2000)                                                 9,551        10,347

Purchased intangible assets, net of accumulated
amortization of $5,840 ($5,254 in 2000)                            420         1,006

Deferred income taxes, noncurrent                                1,887           914
                                                               -------       -------
     Total assets                                              $91,829       $99,315
                                                               =======       =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                          $   846       $ 3,780
Current portion of long-term debt                                3,648         3,648
Accounts payable                                                 9,201         7,077
Accrued warranty expenses                                          900           950
Accrued payroll and employee benefits                              943           950
Other accrued liabilities                                       10,907         9,834
Income taxes payable                                               507           215
                                                               -------       -------
     Total current liabilities                                  26,952        26,454
                                                               -------       -------
Long-term debt                                                   1,825         5,473
                                                               -------       -------
     Total liabilities                                          28,777        31,927
                                                               -------       -------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,646,740 shares issued and outstanding
  (17,564,297 in 2000)                                             176           176
Additional paid-in capital                                       1,549         1,188
Warrants to acquire common stock                                   445           667
Retained earnings                                               61,012        65,386
Accumulated other comprehensive loss                              (130           (29)
                                                               -------       -------
     Total shareholders' equity                                 63,052        67,388
                                                               -------       -------
     Total liabilities and shareholders' equity                $91,829       $99,315
                                                               =======       =======


    /s/ Jon N. Bengtson                            /s/ David C.W. Howell
-----------------------------                 ---------------------------------
          DIRECTOR                                        DIRECTOR

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


(US dollars in thousands,                            2001             2000            1999
 except share and per share data)                ------------    ------------    --------------


Revenues:
Net sales                                        $     98,554    $    106,696    $      136,716
Cost of goods sold (exclusive of items
shown separately below)                               (64,698)        (83,041)          (80,910)
                                                 ------------    ------------    --------------
Gross profit                                           33,856          23,655            55,806
                                                 ------------    ------------    --------------

Operating expenses:
Selling, general and administrative expenses          (26,498)        (32,273)          (28,049)
Research and development                               (5,775)         (5,210)           (6,036)
Depreciation                                           (2,631)         (2,601)           (2,389)
Amortization of goodwill and intangible assets         (1,382)         (2,826)           (2,567)
Restructuring charge                                   (1,551)         (1,190)             --
                                                 ------------    ------------    --------------
 Total operating expenses                             (37,837)        (44,100)          (39,041)
                                                 ------------    ------------    --------------

Operating (loss) income                                (3,981)        (20,445)           16,765

Other income                                               24             781               718

Share of loss of affiliated company                      --              --              (1,748)

Net interest income                                       136             664             1,469
                                                 ------------    ------------    --------------

(Loss) income before income taxes                      (3,821)        (19,000)           17,204

(Provision) credit for income taxes                      (553)            901              (149)
                                                 ------------    ------------    --------------

Net (loss) income                                $     (4,374)   $    (18,099)   $       17,055
                                                 ============    ============    ==============

Net (loss) income per share:

Basic                                            $      (0.25)   $      (1.03)   $         0.94
                                                 ============    ============    ==============

Diluted                                          $      (0.25)   $      (1.03)   $         0.90
                                                 ============    ============    ==============

Weighted average number of common and
common equivalent shares

Basic                                              17,611,886      17,608,167        18,144,179
                                                 ============    ============    ==============

Diluted                                            17,611,886      17,608,167        18,979,349
                                                 ============    ============    ==============


        See accompanying notes to the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


(US dollars in thousands)                   Common Stock                     Warrants                  Accumulated
                                            ------------         Additional  to acquire                other           Total
                                       Number                    paid-in     common      Retained      comprehensive   shareholder's
                                       of shares       Amount    capital     stock       earnings      income (loss)   equity
                                       ----------      ------    ----------  --------    --------      -------------   -------------

Balance at December 31, 1998           18,896,694      $ 189      $ 9,382      $--        $ 76,215       $ (51)        $ 85,735
Cancellation of repurchased stock      (1,538,500)       (16)      (8,821)      --          (9,170)         --          (18,007)
Stock options exercised                   281,400          3          529       --            --            --              532
Issue of stock warrants                      --         --           --          667          --            --              667
Net income                                   --         --           --         --          17,055          --           17,055
Foreign currency translation                 --         --           --         --            --            80               80
                                       ----------      -----      -------      -          --------       -----         --------

Balance at December 31, 1999           17,639,594      $ 176      $ 1,090      $ 667      $ 84,100       $  29         $ 86,062
Issuance of stock                           9,158       --             23       --            --            --               23
Cancellation of repurchased stock        (156,055)        (1)         (25)      --            (615)         --             (641)
Stock options exercised                    71,600          1          100       --            --            --              101
Net loss                                     --         --           --         --         (18,099)         --          (18,099)
Foreign currency translation                 --         --           --         --            --           (58)             (58)
                                       ----------      -----      -------      -          --------       -----         --------

Balance at December 31, 2000           17,564,297      $ 176      $ 1,188      $ 667      $ 65,386       $ (29)        $ 67,388
Issuance of stock                           6,847       --             22       --            --            --               22
Stock options exercised                    75,596       --            117       --            --            --              117
Expiration of stock warrants                 --         --            222       (222)         --            --             --
Net loss                                     --         --           --         --          (4,374)         --           (4,374)
Foreign currency translation                 --         --           --         --            --          (101)            (101)
                                       ----------      -----      -------      -          --------       -----         --------

Balance at December 31, 2001           17,646,740      $ 176      $ 1,549      $ 445      $ 61,012       $(130)        $ 63,052
                                       ==========      =====      =======      =====      ========       =====         ========


The comprehensive (loss) income of the Company, which represents the aggregate of the net (loss) income and the foreign currency translation adjustments, was $(4,475), $(18,157) and $17,135 for the years ended December 31, 2001, 2000 and
1999, respectively.


        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


(US dollars in thousands)                                    2001            2000            1999
                                                           --------        --------        --------

Cash flow from operating activities:
Net (loss) income                                          $ (4,374)       $(18,099)       $ 17,055
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                        (918)          2,541              82
  Depreciation                                                2,631           2,601           2,389
  Amortization                                                1,382           2,826           2,567
  Share of loss of affiliated company                          --              --             1,748
  Loss on disposal and write off of property,
  plant and equipment                                            73              10              62
  Changes in current assets and liabilities:
    Decrease (increase) in accounts receivable                8,641          (2,181)         (7,601)
    (Increase) decrease in inventories                       (3,208)         10,654          (2,986)
    (Increase) decrease in prepaid expenses and
    other current assets                                       (709)          3,178          (3,572)
    Increase (decrease) in accounts payable                   2,124          (3,852)          3,365
    (Decrease) increase in accrued payroll and
    employee benefits                                            (7)         (1,561)           (177)
    (Decrease) increase in accrued warranty expenses            (50)           (150)         (1,400)
    Increase (decrease) in other accrued liabilities          1,073           2,220            (753)
    Decrease (increase) income taxes                          3,638          (2,875)         (2,286)
                                                           --------        --------        --------
Net cash provided by (used in) operating activities          10,296          (4,688)          8,493
                                                           --------        --------        --------

Cash flow from investing activities:
Proceeds from sale of property, plant and
equipment                                                        64              75              47
Purchase of property, plant and equipment                    (1,103)         (3,138)         (3,306)
Purchase of Radica UK, net of cash acquired                    --              --            (2,511)
Purchase of intangible assets                                  --            (1,260)           --
Investment in affiliated company                               --              --            (1,045)
                                                           --------        --------        --------
Net cash used in investing activities                        (1,039)         (4,323)         (6,815)
                                                           --------        --------        --------

Cash flow from financing activities:
Funds from issuance of stock                               $     22              23            --
Funds from stock options exercised                              117             101             532
(Decrease) increase in short-term borrowings                 (2,934)          2,316             349
Proceeds from bank loan                                        --            10,945            --
Repayment of long-term debt                                  (3,648)        (12,737)           --
Repurchase of common stock                                     --              (641)        (18,007)
                                                           --------        --------        --------
Net cash (used in) provided by financing activities          (6,443)              7         (17,126)
                                                           --------        --------        --------
Effect of currency exchange rate change                        (101)            (58)             80
                                                           --------        --------        --------
Net increase (decrease) in cash and cash equivalents          2,713          (9,062)        (15,368)

Cash and cash equivalents:
Beginning of year                                            23,097          32,159          47,527
                                                           --------        --------        --------
End of year                                                $ 25,810        $ 23,097        $ 32,159
                                                           ========        ========        ========

Supplementary disclosures of cash flow information:
  Interest paid                                            $    594        $    797        $    331
  Income taxes paid                                             433             109           1,983

Non-cash investing and financing activities:
  Loan notes forfeited                                     $     --        $  1,399        $     --
Inventory exchanged for advertising and
  development of Internet arcade game                            --             177              --
Loan notes for purchase of Radica UK                             --              --          12,345
Grant of warrants                                                --              --             667


        See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys and video game accessories. The Company is headquartered in Hong Kong, has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     (b) Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     (c) Depreciation and amortization of property, plant and equipment - Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual installments. Costs of leasehold improvements and leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter. The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

          Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (d) Goodwill - Goodwill represents the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired. Goodwill is amortized on a straight-line basis over the estimated benefit period, but not to exceed 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

     (e) Revenue recognition - Revenues are generally recognized as sales when merchandise is shipped, which is in accordance with the terms of the sale which are FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. The Company does have consignment agreements with certain European distributors and records these shipments as sales upon confirmation of sell-through by the distributor. The Company permits the return of damaged or defective products. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends and issues, such as warranty allowances that are accrued based on historical data about product reliability.

     (f) Investments - The Company has no trading securities. Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost adjusted for accretion of premiums or discounts. All other debt securities are classified as available-for-sale and recorded at fair value. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are excluded from earnings and are included in other comprehensive income. Dividend and interest income are recognized when earned.

     (g) Income taxes - Income taxes are accounted for under the asset and liability method for financial accounting and reporting of income taxes. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial statement carrying amounts at each period end using enacted tax rates expected to apply in the year temporary differences are expected to reverse. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h) Advertising - The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was approximately $6,600, $11,100, $8,900 for the years ended December 31, 2001, 2000 and 1999, respectively.

     (i) Research and development - Research and development costs are expensed as incurred. Research and development costs amounted to $5,775, $5,210 and $6,036 in 2001, 2000 and 1999 respectively.

     (j) Foreign currency translation - Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements are accumulated as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

     (k) Post-retirement and post-employment benefits - The Company does not provide any material post-retirement or post-employment benefits. The Company does provide a pension that includes certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs are immaterial and are expensed as incurred.

     (l) Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     (m) Stock-based compensation - The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees; and related interpretations in accounting for its employee stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock Based Compensation (SFAS No. 123), established accounting and disclosure requirements using a fair value-based method of accounting for stock based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the pro forma information regarding net income (loss) and net income (loss) per share and other disclosure requirements of SFAS No. 123.

     (n) Earnings (loss) per share - Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     (o) Comprehensive income (loss) - Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

     (p) Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     (q) Recently issued accounting standards - In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

          The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before

          July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

          Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

          In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

          As of the date of adoption of SFAS No. 142, the Company expects to have unamortized goodwill in the amount of $9,551, which will be subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $796, $822 and $900 for the years ended December 31, 2001, 2000 and 1999, respectively. Based on current amortization amounts, the Company estimates that the impact of adopting SFAS No. 142 will be an annual reduction of approximately $796 of amortization.

          In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company expects that the adoption of SFAS No. 143 will not have a material impact.

          In August, 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company has adopted SFAS No. 144 on January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material impact.

     (r) Reclassifications - Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                             2001               2000
                                           ---------          ---------

Raw materials                              $   3,165          $   2,643
Work in progress                               3,176              3,138
Finished goods                                10,137              8,190
Consigned finished goods                         701                  -
                                           ---------          ---------
                                           $  17,179          $  13,971
                                           =========          =========

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                     2001               2000
                                                   --------           --------

     Land and buildings                            $ 13,374           $ 12,296
     Plant and machinery                              7,274              6,853
     Furniture and equipment                          7,560              7,328
     Leasehold improvements                           2,803              2,727
     Construction in progress                            -               1,079
                                                   --------           --------
          Total                                    $ 31,011           $ 30,283
     Less: Accumulated depreciation and
           amortization                             (14,701)           (12,308)
                                                   --------           --------
          Total                                    $ 16,310           $ 17,975
                                                   ========           ========

5.   GOODWILL AND INTANGIBLE ASSETS

     Goodwill related to the excess of purchase price over the estimated fair value of net assets acquired in respect of the 1999 acquisition of Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399.

     The Company recorded goodwill of approximately $12,100 resulting in the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

     In 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year period.

     Amortization of goodwill and other intangible assets totaled $1,382, $2,826 and $2,567 for the years ended December 31, 2001, 2000 and 1999, respectively.

6.   SHORT-TERM BORROWINGS

     As of December 31, 2001, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $6,600, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of December 31, 2001 and as of December 31, 2000 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.9, 6.0 and 6.0 percent for the year ended December 31, 2001, 2000 and 1999, respectively.

7.       OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                          2001          2000
                                         -------       ------

     Accrued advertising expenses        $ 1,105       $1,384
     Accrued license and royalties         2,346        2,397
     Accrued sales expenses                3,422        2,833
     Commissions payable                     149          497
     Other accrued liabilities             3,885        2,723
                                         -------       ------
          Total                          $10,907       $9,834
                                         =======       ======

8.   INCOME TAXES

     The components of (loss) income before income taxes are as follows:

                                2001              2000                1999
                              --------          ---------           --------
     United States            $ (5,523)         $ (20,240)          $ (1,349)
     International               1,702              1,240             18,553
                              --------          ---------           --------
                              $ (3,821)         $ (19,000)           $ 17,204
                              ========          =========            ========

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2001 effective tax rate was 12%.

     The (credit) provisions for income taxes consist of the following:


                                                          2001          2000           1999
                                                        -------        -------        -----

     Current:
     US federal and state                               $   527        $(3,236)       $ 145
     International                                          566           (206)         (78)
                                                        -------        -------        -----
     Total current income tax provision (credit)        $ 1,093        $(3,442)       $  67
                                                        -------        -------        -----

     Deferred:
     US federal                                         $   117        $ 3,375        $  39
     International                                         (657)          (834)          43
                                                        -------        -------        -----
     Total deferred income tax (credit) provision       $  (540)       $ 2,541        $  82
                                                        -------        -------        -----

     Total income taxes provision (credit)              $   553        $  (901)       $ 149
                                                        =======        =======        =====


     A reconciliation between income tax (benefit) expense and amounts calculated using the US statutory rate of 34 percent is as follows:


                                                      2001           2000           1999
                                                     -------        -------        -------
     Computed "expected" tax (benefit) expense
     at the US statutory rate                        $(1,299)       $(6,460)       $ 5,849
     State tax                                            13              9              8
     International tax effect, net                      (647)        (1,646)        (6,016)
     Accounting losses for which deferred
       income tax cannot be recognized                  --             --              212
     Change in valuation allowance                     2,163          7,052            226
     Other, net                                          323            144           (130)
                                                     -------        -------        -------
     Income tax expense (benefit)                    $   553        $  (901)       $   149
                                                     =======        =======        =======

     As of December 31, 2001, the Company's US subsidiary had approximately $19,200 net operating losses carryforwards for federal income tax purposes. The net operating losses begin to expire after the taxable year ended December 31, 2019. In addition, as of December 31, 2001, the Company's UK subsidiary had approximately $6,000 net operating loss carryforwards which will carryforward indefinitely.

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred taxes assets and liabilities are as follows:


                                                               2001         2000
                                                             --------      -------
     Deferred tax assets
     (liabilities):
     Excess of tax over financial reporting depreciation     $     97      $   (79)
     Net operating loss                                         8,325        4,852
     Bad debt allowance                                           337          561
     Advertising allowances                                       348          435
     Inventory obsolescence accrual                               345          903
     Accrued sales adjustments and returns                      1,329          967
     Other                                                        715          776
                                                             --------      -------
     Total gross deferred tax assets                           11,496        8,415
     Valuation allowance                                       (9,441)      (7,278)
                                                             --------      -------
     Net deferred tax assets                                 $  2,055      $ 1,137
                                                             ========      =======

     The following table represents the classification of the Company's net deferred tax assets:

                                                2001             2000
                                               ------           ------
Current deferred tax assets                    $  168           $  223
Long-term deferred tax assets                   1,887              914
                                               ------           ------
  Total net deferred tax assets                $2,055           $1,137
                                               ======           ======

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist the Company is exposed to possible additional taxation that has not been accrued.

     The Company records valuation allowances against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the net deferred tax assets as more likely than not. Movement in the valuation allowance during 2001 reflected the increase in deferred tax assets in respect of tax losses carried forward.

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered into a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term US dollar loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has $5,473 outstanding under the new loan agreement as of December 31, 2001 (2000: $9,121), which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (3.88% at December 31, 2001). The agreement requires quarterly principal and interest payments and matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At December 31, 2001, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by certain properties and deposits of the Company (see Note 16). The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debt is as follows:

                                      2001              2000
                                    -------           -------
     Term loan payable              $ 5,473           $ 9,121
     Less: Current portion           (3,648)           (3,648)
                                    -------           -------
                                    $ 1,825           $ 5,473
                                    =======           =======

     The annual principal maturities of the long-term debts are as follows:

     2002                                               3,648
     2003                                               1,825
                                                       ------
                                                       $5,473
                                                       ======

10.  RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which includes the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of pre-tax restructuring charge. Of the $1,551 in restructuring charge, $811, $706 and $34 related to restructuring activities within US, Asia Pacific and Europe, respectively.

     The closure of the Company's San Francisco R&D office resulted in an accrual of approximately $199 related to lease termination costs and leasehold improvements and asset write-downs. The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide. This workforce reduction resulted in an accrual of approximately $1,352 for severance and contractual termination costs and benefits payments. The consolidation and closing of facilities occurred during the first quarter of 2002, and the remaining components of the restructuring are expected to be completed during the second quarter of 2002.

     During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was approximately $200, primarily related to the remaining amount of termination benefit payments.

     The components of restructuring charges are as follows:


                                                 Balance                                                  Balance
                                              at beginning                             Amount             at end
                                                 of year           Charges            incurred            of year
                                                 --------          ---------          --------           ---------
2001
Severance and other compensation                 $    246          $   1,352          $   (209)          $   1,389
Lease termination costs and
related asset writedowns                                -                199                  -                199
                                                 --------          ---------          --------           ---------
                                                 $    246          $   1,551          $   (209)          $   1,588
                                                 ========          =========          ========           =========

2000
Severance and other compensation                  $     -          $   1,100          $   (854)           $    246
Lease termination costs and
related asset writedowns                                -                 90               (90)                  -
                                                 --------          ---------          --------           ---------
                                                  $     -          $   1,190          $   (944)           $    246
                                                 ========          =========          ========           =========

11.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net
     (loss) income per share as of December 31:



                                                     2001              2000             1999
                                                 ------------      ------------      -----------
     Numerator for basic and
       diluted (loss) earnings per share:
       Net (loss) income                         $     (4,374)     $    (18,099)     $    17,055
                                                 ============      ============      ===========

     Denominator:
     Basic weighted average shares                 17,611,886        17,608,167       18,144,179
     Effect of dilutive options and warrants             --                --            835,170
                                                 ------------      ------------      -----------
     Diluted weighted average shares               17,611,886        17,608,167       18,979,349
                                                 ============      ============      ===========

     Basic net (loss) income per share:          $      (0.25)     $      (1.03)     $      0.94
                                                 ============      ============      ===========

     Diluted net (loss) income per share:        $      (0.25)     $      (1.03)     $      0.90
                                                 ============      ============      ===========

     Options and warrants on 2,440,867, 2,728,800 and 1,286,000 shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively were not included in computing diluted earnings per share since their effects were antidilutive.

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. At December 31, 2001, the Stock Option Plan's aggregate common stock were 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     A summary of option activity is as follows:-


                                           2001                   2000                  1999
                                     ------------------    --------------------    -------------------

                                               Weighted                Weighted               Weighted
                                               average                 average                average
                                               exercise                exercise               exercise
     (Shares in Thousands)           Shares    price        Shares     price       Shares     price
                                     ------    --------     ------     --------    ------     --------

          Outstanding at
       beginning of year             2,354      $    5.81   2,000      $    7.93   2,041      $    6.58
     Options granted                   521           2.64     853           2.79     307          11.48
     Options exercised                 (76)          1.56     (72)          1.41    (282)          1.89
     Options cancelled                (608)         10.60    (427)         10.43     (66)          8.27
                                     -----      ---------   -----      ---------   -----      ---------
     Outstanding at end of year      2,191      $    3.88   2,354      $    5.81   2,000      $    7.93

     Options exercisable
       at year end                   1,151      $    4.54     910      $    7.52     492      $    8.26


     The following is additional information relating to options outstanding as of December 31, 2001:


                                              Options outstanding                           Options exercisable
                                 ---------------------------------------------       ------------------------------

                                                                  Weighted
                                                                  average
                                                Weighted average  remaining                        Weighted average
     Exercise                    Number         exercise price    contractual        Number        exercise price
     price range                 of shares      per share         life (years)       of shares     per share
     -----------                 ---------      ----------------  ------------       ---------     ----------------
     (shares in thousands)

     $ 1.090 to 2.000              642          $    1.43          5.71              496           $    1.34
     $ 2.001 to 4.000            1,260               3.04          7.96              429                3.26
     $ 4.001 to 6.000               22               4.36          9.00                2                5.00
     $ 6.001 to 8.000               34               6.74          5.53               26                6.73
     $ 8.001 to 10.000              17               8.94          7.00                9                8.67
     $ 10.001 to 12.000            --                  --            --               --                --
     $ 12.001 to 14.000             61              12.62          7.28               60               12.72
     $ 14.001 to 16.000             60              14.13          6.85               36               14.14
     $ 16.001 to 18.000             60              16.82          6.70               60               16.82
     $ 18.001 to 20.000             35              18.66          6.20               33               18.82
                                 -----          ---------          ----            -----           ---------
                                 2,191          $    3.88          7.15            1,151           $    4.54
                                 =====          =========          ====            =====           =========


     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.24, $1.57 and $4.54 per option for the years ended December 31, 2001, 2000 and 1999, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  2001       2000       1999
                                                 -------    -------    -------

     Expected life of options                    4 years    5 years    5 years
     Risk-free interest rate                       4.5%       6.0%       5.1%
     Expected volatility of underlying stock        55%        58%        35%
     Dividends                                       0%         0%         0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) income per share would have been adjusted to the pro forma amounts as follows:



                                                  2001            2000           1999
                                               ----------     -----------     ----------

     Reported net (loss) income                $  (4,374)     $  (18,099)     $   17,055
     Pro forma net (loss) income                  (5,167)        (19,306)         15,719

     Reported net (loss) income per share
          Basic                                $   (0.25)     $    (1.03)     $     0.94
          Diluted                                  (0.25)          (1.03)           0.90

     Pro forma net (loss) income per share
          Basic                                $   (0.29)     $    (1.10)           0.87
          Diluted                                  (0.29)          (1.10)           0.83


13.  WARRANTS

     During 1999, in connection with Electronic Arts ("EA") worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. Using the Black-Scholes option pricing model, the fair value of the warrants of $667 was recorded as intangible asset. As of December 31, 2001, the asset was fully amortized.

     The first 125,000 warrants expired on June 1, 2001, with the remaining warrants expiring at January 1, 2002 and June 1, 2002. As of December 31, 2001, 250,000 of these warrants remained outstanding and were fully vested.

14.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from

     5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $240, $170 and $192 for the years ended December 31, 2001, 2000 and 1999, respectively.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and bank borrowings are reasonable estimates of their fair value.

16.  PLEDGE OF ASSETS

     At December 31, 2001, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

     Leasehold land and buildings               $11,402
     Bank balances                                8,955
     Inventories                                  8,289
                                                -------
                                                $28,646
                                                =======

17.  COMMITMENTS AND CONTINGENCIES

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Under terms of agreements contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                                                Minimum
                                                Payments
                                                --------
     2002                                       $1,060
     2003                                          130
                                                -------
                                                $1,190
                                                =======

     Leases

     The Company leases certain offices, warehouses and equipment under various operating leases arrangements. The rental expense under the operating leases was approximately $491, $1,113 and $534 for the years ended December 31, 2001, 2000 and 1999, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2001, the Company was obligated under non-cancellable operating leases requiring future minimum rental payments as follows:

                                   Operating Leases
                                   ----------------
     2002                               $  539
     2003                                  480
     2004                                  366
     2005                                  310
     2006                                  250
     Thereafter                          1,235
                                       -------
     Total minimum lease payments      $ 3,180
                                       =======

     Litigation

     The Company is a party to certain claims and legal actions that have arisen in the ordinary course of business. These matters are substantially covered by insurance. The resolution of these matters is not expected to have a material impact on the Company. The Company currently has no legal contingencies that management determines to be probable or reasonably possible as of the issuance date of this annual report and has therefore made no disclosures over current or pending legal actions taken against the Company.

18.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector primarily in North America. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's business had two customers which accounted for more than twenty-two percent and eleven percent of net sales for the year ended December 31, 2001, two customers which accounted for more than seventeen percent and sixteen percent of net sales for the year ended December 31, 2000 and two customers which accounted for more than twenty percent and eighteen percent for the year ended December 31, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

     On January 22, 2002 the Kmart Corporation filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. The Company's receivable exposure was entirely provided for during 2001 and no additional write-downs or expenses related to the bankruptcy are expected in 2002. The Company has decided to continue to sell to Kmart under a debtor-in-possession agreement during 2002 and will closely monitor its account with Kmart in order to minimize future exposure.

19.  SEGMENT INFORMATION

     The Company has adopted the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Video Games Accessories ("VGA"), which includes video game controllers, steering wheels and other accessories and VGA sourcing business; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investments. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate expenses, other income and expense items. Corporate expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents and certain raw materials for both segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     A summary of the Company's two business segments is set forth below.


                                                    2001         2000          1999
                                                 ---------    ---------    ---------

     Revenues from external customers
       Games                                     $  82,929    $  91,036    $ 123,116
       VGA                                          15,625       15,660       13,600
                                                 ---------    ---------    ---------
     Total revenues from external customers      $  98,554    $ 106,696    $ 136,716
                                                 =========    =========    =========

     Depreciation and amortization
       Games                                     $   3,120    $   4,449    $   3,981
       VGA                                             893          978          975
                                                 ---------    ---------    ---------
     Total depreciation and amortization         $   4,013    $   5,427    $   4,956
                                                 =========    =========    =========

     Segment (loss) income
       Games                                     $     795    $ (14,199)   $  18,547
       VGA                                          (4,752)      (5,465)      (1,064)
                                                 ---------    ---------    ---------
     Total segment (loss) income                 $  (3,957)   $ (19,664)   $  17,483

     Corporate
       Interest income                                 733        1,472        1,800
       Interest expense                               (597)        (808)        (331)
       Equity in net loss of
          affiliated company                          --           --         (1,748)
       (Provision) credit for income taxes            (553)         901         (149)
                                                 ---------    ---------    ---------
     Total consolidated net (loss) income        $  (4,374)   $ (18,099)   $  17,055
                                                 =========    =========    =========

     Segment assets
       Games                                     $  45,370    $  54,652    $  67,426
       VGA                                          20,729       20,973       22,589
       Corporate                                    25,809       23,769       32,159
                                                 ---------    ---------    ---------
     Total consolidated assets                   $  91,908    $  99,394    $ 122,174
                                                 =========    =========    =========

     Capital expenditures
       Games                                     $     999    $   2,920    $   3,177
       VGA                                             102          218          129
                                                 ---------    ---------    ---------
     Total capital expenditures                  $   1,101    $   3,138    $   3,306
                                                 =========    =========    =========

 Revenues from external customers by product category are summarized as follows:

                                         2001           2000            1999
                                     ---------       ---------       ---------

     Handheld                        $  38,001       $  49,307       $  87,775
     Play TV                            14,315           8,561               -
     Girl Tech                          11,723          13,897           7,444
     ODM / OEM                          18,890          19,271          27,897
     VGA                                15,625          15,660          13,600
                                     ---------       ---------       ---------
     Total net revenues              $  98,554       $ 106,696       $ 136,716
                                     =========       =========       =========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:


                                                     2001         2000         1999
                                                   --------     --------     --------
     Net sales:
       United States and Canada                    $ 67,414     $ 84,504     $118,779
       Asia Pacific and other countries              13,470        3,492        1,557
       Europe                                        17,670       18,700       16,380
                                                   --------     --------     --------
                                                   $ 98,554     $106,696     $136,716
                                                   ========     ========     ========

     Long-lived assets:
       United States and Canada                    $  1,662     $  2,689     $  2,944
       Asia Pacific and other countries              14,851       16,002       16,076
          Europe                                      9,768       10,637       12,854
                                                   --------     --------     --------
                                                   $ 26,281     $ 29,328     $ 31,874
                                                   ========     ========     ========


20.  VALUATION AND QUALIFYING ACCOUNTS



                                                Balance at                                        Balance at
                                                beginning       Charged to       Utilization/     end of
                                                of year         expense          write-offs       year
                                                ----------      ----------       ------------     ----------

     2001
       Allowances for doubtful accounts         $ 2,073         $ 1,056          $  (922)         $ 2,207
       Estimated customer returns                 1,494           1,528           (1,467)           1,555
       Provision for inventories                  5,788           1,764           (3,555)           3,997
                                                -------         -------          -------          -------
                                                $ 9,355         $ 4,348          $(5,944)         $ 7,759
                                                =======         =======          =======          =======

     2000
       Allowances for doubtful accounts         $   389         $ 2,648          $  (964)         $ 2,073
       Estimated customer returns                   624           1,423             (553)           1,494
       Provision for inventories                  2,339           5,130           (1,681)           5,788
                                                -------         -------          -------          -------
                                                $ 3,352         $ 9,201          $(3,198)         $ 9,355
                                                =======         =======          =======          =======

     1999
       Allowances for doubtful accounts         $   446         $     3          $   (60)         $   389
       Estimated customer returns                 1,077             705           (1,158)             624
       Provision for inventories                  2,437             407             (505)           2,339
                                                -------         -------          -------          -------
                                                $ 3,960         $ 1,115          $(1,723)         $ 3,352
                                                =======         =======          =======          =======

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited


We have audited the accompanying consolidated balance sheet of Radica Games Limited and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG

HONG KONG
February 8, 2002

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


We have audited the accompanying consolidated balance sheet of Radica Games Limited and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
---------------------------------------------
(US dollars in thousands, except per share data)


                                                           Quarter ended
                                            -------------------------------------------
                                            Mar. 31     Jun. 30     Sep. 30    Dec. 31
                                            --------    --------    --------   --------
     Year ended December 31, 2001
     ----------------------------
        Net sales                           $ 11,773    $ 10,295    $ 37,233   $ 39,253
        Gross profit                           3,142       3,588      13,975     13,151
        Net (loss) income                     (3,724)     (3,735)      4,110     (1,025)
        Basic (loss) earnings per share        (0.21)      (0.21)       0.23      (0.06)
        Diluted (loss) earnings per share      (0.21)      (0.21)       0.23      (0.06)

     Year ended December 31, 2000
     ----------------------------
        Net sales                           $ 17,343    $ 13,120    $ 41,200   $ 35,033
        Gross profit (loss)                    4,770      (6,257)     13,801     11,341
        Net (loss) income                     (2,192)    (17,356)      3,864     (2,415)
        Basic (loss) earnings per share        (0.12)      (0.98)       0.22      (0.14)
        Diluted (loss) earnings per share      (0.12)      (0.98)       0.22      (0.14)


COMMON STOCK DATA

As of January 31, 2002 there were approximately 120 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock
---------------------------

Fiscal Year and Quarter                           High                   Low
-----------------------                           ----                   ---
2001 Quarter
------------
   Fourth ..................................    $4 9/10                $ 2 17/32
   Third ...................................     4 1/4                   2 2/5
   Second ..................................     3 1/2                   2 1/2
   First ...................................     3 3/8                   1 5/8

2000 Quarter
------------
   Fourth ..................................    $ 2 3/4                $ 1 5/8
   Third ...................................      3 1/2                  2 5/8
   Second ..................................      7 1/16                 2 11/16
   First ...................................     10                      6 3/4

1999 Quarter
------------
   Fourth ..................................    $ 9 1/2                $ 7 1/4
   Third ...................................     10 3/4                  8 3/8
   Second ..................................     13 5/16                 9 1/4
   First ...................................     16                     12 3/8

The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 31, 2001 the share price closed at $4 7/47.

The Company has not declared any dividends since it became public.

BOARD OF DIRECTORS

Jon N. Bengtson
Chairman of the Board and Director

Albert J. Crosson (1)(2)
Director

Robert E. Davids (2)(3)
Vice-Chairman of the Board and Director

Patrick S. Feely
President, Chief Executive Officer and Director

David C.W. Howell
President Asia Operations,
Chief Financial Officer and Director

Henry Hai-Lin Hu (1)(2)(3)
Director, Principal, Business Plus Consultants Limited

Siu Wing Lam
Director

James O'Toole (2)(3) Director, Chairman of the Board of Academic Advisors, Booz Allen Hamilton Strategic Leadership Center

Millens W. Taft (1)(2)(3)
Director, Chairman, Mel Taft & Associates

Peter L. Thigpen (1)(2)(3)
Director


(1) Member of the Audit Committee

(2) Member of the Executive Committee

(3) Member of the Compensation, Organization and Nominating Committee


Note: Information on Board of Directors and Corporate Officers current as at March 31, 2002.


CORPORATE OFFICERS

Patrick S. Feely
President, Chief Executive Officer and Director

David C.W. Howell
President Asia Operations,
Chief Financial Officer and Director

Jeanne M. Olson
Executive Vice President/General Manager,
Radica USA

John J. Doughty
Managing Director, Radica UK

James M. Romaine
Senior Vice President Sales

Craig D. Storey
Vice President and Chief Accounting Officer

Kam Cheong Wong
Vice President of China Operations

Milly M.L. Chan
Engineering Director

Larry C.N. Cheng
Engineering Director

Rick C.K. Chu
International Sales Director

Tiki K.K. Ho
Engineering Director

Louis S.W. Kwok
Plant Administration Director

Mark K. Liddle
Business Development Director

Lavinia K.W. Wong
Director of VGA & Sourcing

Hermen H.L. Yau
MIS Director

CORPORATE OFFICE
Radica Games Limited
Suite R, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Telephone: Hong Kong (852) 2693-2238
Fax: Hong Kong (852) 2695-9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Telephone: USA (1) 626-744-1150
Fax: USA (1) 626-744-1155

WEB SITES
www.radicagames.com
www.gamesterusa.com
www.gamesteruk.com
www.girltech.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles
CA 90067-1725

INDEPENDENT AUDITORS
KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA(R) and Radica logo are registered trademarks of Radica China Limited; EYE-LOCK(TM) is a trademark of Radica Games Limited;
GAMESTER(TM) and Gamester logo are trademarks of Radica China Limited;
GIRL TECH(R) is a registered trademark of Radica Games Limited;
JAMMIN' JEWELS(TM) is a trademark of Radica Games Limited;
PLAY TV(TM) is a trademark of Radica China Limited, Product Shape(TM), Patents Pending;
SKANNERZ(TM) is a trademark of Radica China Limited, Product Shape(TM), Patents Pending; All rights reserved; International rights reserved.
BARBIE(TM)is a trademark of Mattel, Inc. All rights reserved.
BARBIE(TM)DANCE PARTY(TM)is a trademark of Radica China Limited, Product Shape(TM), Patents Pending;
E-Kara(TM)is a registered trademark of Takara Co. Ltd.
GAME BOY ADVANCE is a trademark of Nintendo Co., Ltd.
GAMECUBE is a trademark of Nintendo Co., Ltd.
Microsoft(R), Xbox(TM), and the Xbox logos are either registered trademarks or trademarks of Microsoft Corporation in the U.S. and/or other countries.
PINO is a trademark of ZMP Ltd. Corporation
PLAYSTATION(R) 2 is a registered trademark of Sony Computer Entertainment Inc. XAVIX(R) is a registered trademark of Shinsedai Co. Limited;
All other trademarks are property of their respective owners.

                              RADICA GAMES LIMITED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  JUNE 10, 2002

         NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Radica Games Limited (the "Company") will be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Monday, June 10, 2002 commencing at 10:00 a.m., to consider and act upon the following proposals or matters:

         (1) To elect directors;

         (2) To appoint KPMG as Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration; and

         (3) To transact such further or other business matters as may properly come before the meeting or any adjournments thereof.

         Only shareholders of record at the close of business on April 22, 2002 will be entitled to notice of the meeting.

         The Annual Report containing the Financial Statements of the Company and the Report of the Independent Auditor thereon, the Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Meeting.

                                      By order of the Board of Directors,


                                      DAVID C.W. HOWELL
                                      President Asia Operations and
                                      Chief Financial Officer

May 6, 2002
Fo Tan, Hong Kong




Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the President of the Company in the enclosed envelope.

                              RADICA GAMES LIMITED


                 MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

         This Management Information Circular/Proxy Statement ("this Circular") is furnished to shareholders of Radica Games Limited (the "Company") in connection with the solicitation by and on behalf of the management of the Company of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Company to be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Monday, June 10, 2002 at 10:00 a.m., and at any adjournments, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

         This Circular, the attached Notice and the accompanying form of proxy are first being mailed to shareholders of the Company on or about May 6, 2002. The Company will bear all costs associated with the preparation and mailing of this Circular, the Notice and form of proxy as well as the cost of solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Company may also directly solicit proxies (but not for additional compensation) by telephone or telegram. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

         No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.


                      APPOINTMENT AND REVOCATION OF PROXIES

         The persons named as proxies in the enclosed form of proxy are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder of the Company) as proxy to attend and act for and on such shareholder's behalf at the Meeting other than the management proxies named in the accompanying form of proxy. This right may be exercised either by striking out the names of the management proxies where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

         A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

         Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at the office of Radica Enterprises, Ltd. ("Radica USA") at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, addressed to the President of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or on the day of the Meeting with the chairman of the Meeting prior to the Meeting, or any adjournment thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by the shareholder on a poll will be counted and the proxy will be disregarded.

                                VOTING OF PROXIES

         THE SHARES REPRESENTED BY ANY VALID PROXY IN FAVOR OF THE MANAGEMENT PROXIES NAMED IN THE ACCOMPANYING FORM OF PROXY WILL BE VOTED FOR, AGAINST OR WITHHELD FROM VOTING (ABSTAIN) ON THE ELECTION OF DIRECTORS, AND ON THE REAPPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITOR, IN ACCORDANCE WITH ANY SPECIFICATIONS OR INSTRUCTIONS MADE BY A SHAREHOLDER ON THE FORM OF PROXY. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS OR INSTRUCTIONS, SUCH SHARES WILL BE VOTED FOR THE ELECTION AS DIRECTORS OF THE MANAGEMENT NOMINEES NAMED IN THIS CIRCULAR, AND FOR THE APPOINTMENT OF THE INDEPENDENT AUDITOR AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THE INDEPENDENT AUDITOR'S REMUNERATION AS STATED IN THIS CIRCULAR.

         Each share of Common Stock is entitled to one vote on each matter submitted to vote at the meeting. Under the Company's Bye-laws, action may be taken by the shareholders at any duly convened Annual General Meeting of the Company by a majority of the votes cast on each proposal (other than certain proposals requiring a special resolution as defined in the Bye-laws). In the case of elections of directors, the number of vacant positions (in the case of this meeting, ten director positions) will be filled by the nominees who receive the greatest number of votes at the meeting, with each shareholder being entitled to vote for a number of directors equal to the number of vacancies, but without cumulative voting. Although the Bye-laws permit voting by a show of hands in certain circumstances, the Company follows the practice of voting by poll or ballot (i.e. tabulating written votes submitted at the meeting in person or by proxy).

         The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments thereof.


                                   RECORD DATE

         The Board of Directors of the Company has fixed the close of business on April 22, 2002, as the record date (the "Record Date") for the Meeting. Only holders of record of the Common Stock as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

                  VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

         As of January 31, 2002 there were issued and outstanding 17,656,471 shares of the Common Stock of the Company.

         The following table sets forth information with respect to shareholders which the Company believes own beneficially more than 5% of the issued and outstanding shares of Common Stock of the Company, as of January 31, 2002:


                                                             PERCENTAGE OF
NAME AND ADDRESS OF                                          COMMON STOCK
BENEFICIAL OWNER                          NUMBER OF SHARES   OUTSTANDING
-------------------                       ----------------   -------------

Robert E. Davids (1)                          1,499,500           8.5%
  Suite R, 6th Floor
  2-12 Au Pui Wan Street
  Fo Tan, Hong Kong

Dito Devcar Corporation, et al. (2)           7,191,638          40.7%
  c/o Richard H. Pickup
  2321 Alcova Ridge Dr.
  Las Vegas, Nevada 89134

RAD Partners 1999 LLC, et al. (3)             1,686,200           9.6%
  c/o The Busch Firm,
  2532 Dupont Drive
  Irvine, California 92612

-------------------------

(1) Mr. Davids is a Director and the Vice Chairman of the Board of the Company. Also includes shares held by Mr. Davids as trustee for a family trust.

(2)      Includes shares of Common Stock owned by the following related persons:
         Dito Devcar Corporation, DRP Charitable Unitrust, TMP Charitable Unitrust, Dito Devcar, LP, Dito Caree, LP, Pickup Family Trust, Pickup Charitable Unitrust II, TD Investments, LLC, TD Fund, LLC, Dito Devcar Foundation and Richard H. Pickup.

(3)      Includes shares of Common Stock owned by the following related persons:
         RAD Partners 1999 LLC, Lenawee Trust, Gar Ken Enterprises, Inc., Timothy R. Busch Charitable Remainder Unitrust, Stephan Lynn Busch Charitable Remainder Unitrust and Timothy R. Busch.


                              ELECTION OF DIRECTORS

         The following persons are nominees proposed by management for election as directors of the Company to serve until the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed. A SHAREHOLDER MAY WITHHOLD HIS VOTE FROM ANY INDIVIDUAL NOMINEE BY WRITING THE PARTICULAR NOMINEE'S NAME ON THE LINE PROVIDED IN THE FORM OF PROXY. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as Management may select. The management nominees for election as directors of the Company are Patrick Feely, Jon N. Bengtson, Robert E. Davids, David C.W. Howell, Siu Wing Lam, James O'Toole, Millens W. Taft, Peter L. Thigpen, Henry Hai-Lin Hu and Albert J. Crosson.

         The following table and the textual discussion which follows sets forth information as of January 31, 2002 with respect to each current director of the Company, each of the management nominees for director and each executive officer, including their names, ages, the number of shares beneficially owned by each such person individually and as a group, all positions and offices with the Company held by each such person (in addition to their directorships) and their term of office as a director:

                                                                                                            PERCENTAGE OF
                                                                                              NUMBER OF        COMMON
                                          TERM AS                                              SHARES           STOCK
                               AGE AT     DIRECTOR        OTHER POSITIONS AND OFFICES       BENEFICIALLY     OUTSTANDING
            NAME                1/1/02    EXPIRES       PRESENTLY HELD WITH THE COMPANY         OWNED            (1)
-----------------------------  ---------  -----------  -----------------------------------  --------------  --------------
Directors:

Jon N. Bengtson                   58         2002      Chairman of the Board                      435,260       2.5%
                                                                                                        -
Albert J. Crosson (3)(4)(6)       71         2002      None

Robert E. Davids (2)(3)(5)        58         2002      Vice Chairman of the Board               1,499,500       8.5%

Patrick S. Feely                  55         2002      President, Chief Executive Officer         298,000       1.7%

David C.W. Howell                 39         2002      President Asia Operations,                 145,300
                                                       Chief Financial Officer

Henry Hai-Lin Hu (3)(4)(5)        56         2002      None                                        56,483

Siu Wing Lam                      43         2002      Executive Vice President                   178,000       1.0%
                                                       Engineering

James O'Toole (3)(5)              56         2002      None                                        73,461

Millens W. Taft (3)(4)(5)         79         2002      None                                        41,205

Peter L. Thigpen (3)(4)(5)        62         2002      None                                        64,005


Executive Officers:
------------------
Jeanne M. Olson                   53                   Executive Vice President/                   20,000
                                                       General Manager, Radica USA

John J. Doughty                   31                   Managing Director, Radica UK                 8,800

James M. Romaine                  56                   Senior Vice President Sales                 13,533

Craig D. Storey                   33                   Vice President,                             16,666
                                                       Chief Accounting Officer

Kam Cheong Wong                   46                   Vice President of China Operations          20,666

Milly M.L. Chan                   33                   Engineering Director                         9,333

Larry C.N. Cheng                  38                   Engineering Director                         3,333

Rick C.K. Chu                     48                   International Sales Director                17,333

Tiki K.K. Ho                      38                   Engineering Director                         1,333

Louis S.W. Kwok                   41                   Plant Administration Director                4,000

Mark K. Liddle                    36                   Business Development Director                2,400

Lavinia K.W. Wong                 37                   Director of VGA & Sourcing                   2,400

Hermen H.L. Yau                   42                   MIS Director                                 5,433

-------------------------
(1)      Except as indicated, in each case these shares represent less than 1% of the total stock outstanding.
(2)      Includes shares held by Mr. Davids as trustee for a family trust.
(3)      Member of the Executive Committee.
(4)      Member of the Audit Committee.
(5)      Member of the Compensation, Organization and Nominating Committee.
(6)      Mr. Crosson owns no Radica Games Limited stock shares ("shares")
         directly. However, he owns 1% of the beneficial interest in Crossfire,
         LLC ("Crossfire") which beneficially owns 200,000 shares through its class A membership interest in RAD Partners 2001, LLC ("RAD 2001"). RAD
         2001 is controlled by RAD Partners 1999 LLC which is one of the
         Company's major stockholders. Mr. Crosson's 1%

                                       4


         ownership of Crossfire constitutes voting control of Crossfire and Crossfire has the right to withdraw such 200,000 shares from RAD 2001. Additionally, under an economic arrangement involving its membership interest in RAD 2001, Crossfire may acquire beneficial ownership in an additional 400,000 shares over time from RAD 2001; however, Crossfire cannot vote or dispose of such shares without the consent of all the members of RAD 2001. Crossfire is owned beneficially by Mr. Crosson and his four children.

         All directors and executive officers of the Company as a group (23 persons) owned beneficially 2,481,184 shares of Common Stock (not including 607,670 option shares not yet vested held by such persons), or approximately 14.1% of the Common Stock outstanding, as of January 31, 2002. The executive officers of the Company do not have any fixed term of office and serve at the pleasure of the Board of Directors.

         Jon N. Bengtson, formerly the Executive Vice President and Chief Operating Officer of the Company, became the Chairman of the Board of the Company in January 1996, and has been a director of the Company since January 1994. He was Chief Financial Officer of the Company from January 1994 to September 1995, and was appointed President and Chief Executive Officer of Radica USA in December 1993. Mr. Bengtson joined The Sands Regent in 1984 and served in various positions, including Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Director, Senior Vice President and Director and Executive Vice President and Chief Operating Officer and Director until December 1993. From 1980 to 1984, Mr. Bengtson was a director and served in various positions with International Game Technology ("IGT"), including Treasurer and Vice President of Finance and Administration and Vice President of Marketing. Mr. Bengtson is currently a director of The Sands Regent.

         Albert J. Crosson was appointed a director of the Company in May 2001. He became a director of International Game Technology ("IGT") in 1988. He became Vice Chairman of the Board of IGT in July 1996 and an employee of such company. He resigned as an employee in December 2000 and as Vice Chairman of IGT in August 2001. Mr. Crosson was employed for 34 years by ConAgra, Inc. and its predecessor companies. He was President of ConAgra Grocery Products Companies from 1993 until January 1996 when he retired. From 1986 until January 1993, he was President of Hunt-Wesson Foods, Inc., a ConAgra company.

         Robert E. Davids became Chairman of the Executive Committee of the Board of Directors, Vice Chairman of the Board and Chief Executive Officer-Emeritus in April 1999 and has been a director since December 1989. He was Chief Executive Officer of the Company from January 1994 to April 1999, and President of the Company from December 1993 to July 1997. Prior to 1993, Mr. Davids had been the Co-Chief Executive Officer and director of Radica HK since he joined the Company in 1988. Mr. Davids has over 30 years experience in the development, design and engineering of non-gambling casino gifts, commercial gaming machines, automobiles and other products. From 1984 until he joined the Company, he was the General Manager of Prospector Gaming Enterprises Inc., a casino in Reno, Nevada. From 1978 through 1984, Mr. Davids served in various positions at IGT, including Director of Special Projects and Director of Engineering.

         Patrick S. Feely has been Chief Executive Officer since April 1999. He has been Chief Operating Officer and President of the Company since July 1997 and a director of the Company since July 1996. Previously, he was President and CEO of Spectrum HoloByte, Inc. from 1993 to 1995; President of Bandai America, Inc. from 1991 to 1992; founder and President of Toy Soldiers, Inc. (which merged with Bandai America) from 1988 to 1991; and President of the Tonka Products Division of Tonka, Inc. from 1986 to 1988, after previously serving as Senior Vice President Commercial Operations from 1982 to 1986. As president of Tonka, Mr. Feely was responsible for the successful launch of the Sega video game system into the US market. Mr. Feely was an executive at Mattel Toys from 1977 to 1982 and began his career at RCA Corporation in 1970. Mr. Feely is also a Director and Chairman of the Toy Industry Association. He has a BA from Duke University and an MBA from the University of Michigan.

         David C.W. Howell was appointed President Asia Operations in December 1998. He has been Executive Vice President and Chief Financial Officer and a director of the Company since September 1995. Prior to that, he was Vice President and Chief Accounting Officer and a director of the Company from January 1994 to September 1995. From 1992 to 1994, Mr. Howell was a Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. He has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales and is a fellow of the Hong Kong Society of Accountants.

         Henry Hai-Lin Hu was appointed a director of the Company in December 1998. He is currently the Principal of Business Plus Consultants Limited providing services to Hong Kong toy companies on business development. From 1993 through 1996, he was Chairman and Chief Executive Officer of Zindart Industrial Co. Ltd., a NASDAQ listed manufacturer of die cast car replicas and premium giftware. He co-founded Wah Shing Toy Group in 1982, a Singapore listed toy company, and retired from Wah Shing in 1991. Mr. Hu has served in director and senior officer roles in several toy companies in Hong Kong since 1967. He has a B.Sc. in Mechanical Engineering from Hong Kong University, is a Registered Professional Engineer, and a member of the Institution of Electrical Engineers, Hong Kong.

         Siu Wing Lam has been a director of the Company since January 1994. He was an Executive Vice President, Engineering of the Company from 1998 to February 2002, Vice President, Engineering and the head of Radica HK engineering department from 1988 to 1998 and joined the Company in 1985. Mr. Lam has over 21 years of experience in manufacturing, product design and engineering management. He has an Associateship in Production and Industrial Engineering from Hong Kong Polytechnic, a postgraduate diploma in Engineering Management from City Polytechnic of Hong Kong, and is an associate member of the Institute of Electrical Engineers of the UK.

         James O'Toole has been a director of the Company since June 1994. He is Research Professor in the Center for Effective Organization at the University of Southern California's Marshall School of Business. He is Chairman of the Board of Academic Advisors of the Booz Allen Hamilton Strategic Leadership Center.

         Millens W. Taft has been a director of the Company since April 1997. He brings with him five decades of toy and games experience and currently advises companies in the toy industry on marketing, product development and licensing in both the domestic and international markets. He retired from the Milton Bradley Company in 1984, where he was Corporate Senior Vice President of Research and Development and was also a Director of the firm. Mr. Taft had been with Milton Bradley since graduating from Harvard Business School in June of 1949 with the degree of Master of Business Administration. From 1942 to 1945 he was in the military service with the 8th Air Force as First Lieutenant and Pilot. Upon his early retirement from Milton Bradley, he started his own company, Mel Taft & Associates in 1984, which helps companies in the USA and around the world with marketing, product development and licensing projects primarily in the Toy, Games, Craft, Specialty and International Markets.

         Peter L. Thigpen has been a Director of the Company since June 1998. He is a Lecturer in Ethics & Great Books in the Graduate Business School at the University of California, Berkeley, a Senior Fellow & Moderator at the Aspen Institute and on the Board of Trustees of the Kentfield, California School District. Prior to 1992, Mr. Thigpen was Senior Vice President - US Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco-based apparel company. During his tenure at Levi Strauss, Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and was a member of the Board of Directors.

         Jeanne M. Olson is the Executive Vice President/General Manager of Radica USA. Prior to joining the company in 2000, she was Senior Vice President of Sales & Marketing at Lyrick Studios, a privately-held children's entertainment company. Ms. Olson has over 15 years of experience in the toy industry, having held executive marketing and management positions at Mattel Toys, Hasbro Inc., and Tonka Toys. She started her career in marketing research with The Pillsbury Company and with Custom Research Inc.

         John J. Doughty has been Managing Director with Radica UK since May 2001, having previously held the positions General Manager, Head of Sales and Marketing, Head of Sales, and UK Sales Manager since joining in March 1998. He personally manages Radica UK's major European Accounts, and also oversees the day to day running of the UK operation. Mr. Doughty has had 14 years experience in the 'gaming' industry having previously worked at Entertainment UK, part of the Kingfisher Group, as Senior Buyer, and prior to that having worked at HMV UK, as a Buyer.

         James M. Romaine joined Radica USA in September 1999 as Senior Vice President of Sales for Radica USA. He has been an executive in the Toy Industry for over 28 years. He spent the 1980's and into the early 90's at Parker Brothers where he was Senior Vice President of Sales. Mr. Romaine was the President of Play Tech Inc., a Vtech company for seven years before joining Radica USA. His most recent educational credentials include the completion of the Executive Program for General Managers at the University of Michigan's School of Business.

         Craig D. Storey has been Vice President and Chief Accounting Officer of the Company since July of 1999. Prior to that, he was the Financial Controller of Radica USA from 1995 to 1999. From 1993 to 1995, Mr. Storey was employed by Kafoury, Armstrong and Company in Reno, Nevada. He has a BS from Arizona State University and is a member of the American Institute of Certified Public Accountants and the Nevada Society of CPA's.

         Kam Cheong Wong has been the Vice President of China Operations for the Company since May 1998. Prior to that, he was the Director of Manufacturing for the Company from June 1994 to May 1998. Mr. Wong has over 20 years of experience in product design, R&D, production and sales in toys, consumer electronics and the electrical appliance industry. Mr. Wong has a B.Sc. in Mechanical Engineering from Taiwan University, a post graduate diploma in Manufacturing Technology from City University, London and is a member of the Institute of Management, UK.

         Milly M.L. Chan has been an Engineering Director since April 1999, having previously held the positions of Engineering Manager, Project Supervisor, and Project engineer since joining in June 1993. She has a B.Eng in Electronic Engineering from Hong Kong Polytechnic University, an MBA from Heriot-Watt University and is a Chartered Engineer and a Member of the Institution of Electrical Engineers.

         Larry C.N. Cheng has been an Engineering Director since April 1999. Mr. Cheng joined the Company in 1991 and was an Engineering Manager from April 1993 to March 1999. Mr. Cheng has more than 15 years experience in ODM and the toy industry. He has a Higher Diploma in Marine Electronics from the Hong Kong Polytechnic University.

         Rick C.K. Chu has been the International Sales Director of the Company since April 1996. Prior to that, Mr. Chu was International Sales Administration Manager of the Company from April 1994 to April 1996. He has more than 17 years experience in international trade and business management. From 1988 to 1994, he was the Senior Manager managing the sales administration function and marketing of industrial materials for a leading trading company in Hong Kong.

         Tiki K.K. Ho has been an Engineering Director of the Company since April 1, 1999. Prior to his present position, he was a manager in the engineering department since joining the Company in 1994. Mr. Ho worked in STD Company Limited and Management, Investment and Technology Company Limited. He has had over 15 years experience in manufacturing, product design, and engineering management and plastic mold shop management. He has a B.Sc. Honors in Mechanical Engineering from University of Manchester, Institute of Science and Technology.

         Louis S.W. Kwok has been the Plant Administration Director of the Company from January 2, 2001. Effective from March 11, 2002, Mr. Kwok will be appointed the Materials and Logistics Director of the Company. He has had over 15 years experience in manufacturing plant operations throughout his career. Major companies he has worked with are Pymetics (Hong Kong) Limited, Management, Investment and Technology Company Limited, and Sunciti Manufacturers Limited. He has a Higher Diploma in Mechanical Engineering, Diploma in Mechanical Engineering (Manufacturing Technology), and National Diploma in Mechanical Engineering.

         Mark K. Liddle has been Business Development Director since January 2002, having previously held the position of Quality/Sourcing Manager since joining in September 1997. He personally manages the Direct Sourcing business within the UK and Europe and oversees all aspects of product quality and safety within Europe and the UK. Mr. Liddle has had 13 years experience of quality and manufacturing having previously been involved in aerospace and automotive industries.

         Lavinia K.W. Wong was appointed as a Director of VGA & Sourcing of the Company in April 2001. Since joining the Company in June 1999, she has been supervising the management of both the sourcing business and out-sourced video game accessories. Prior to that, she was a Director of LMP HK, where she set up the Hong Kong office of LMP UK and managed the day-to-day operations, which included sourcing, finance and management. Miss Wong has over 10 years experience in the electronics and games business and has held an executive marketing position in a publicly listed electronics company in Hong Kong.

         Hermen H.L. Yau has been the MIS Director of the Company since March 1, 1994. From 1982 to 1994, he worked in Outboard Marine Corporation Asia Ltd in various positions in the Systems & Data Processing Department. He has more than 18 years experience in Information Technology and particular experience in IBM mid-range computer systems and solutions. He has a Higher Diploma in Computer Studies from the National Computing Center UK and a Diploma in Management Studies from the Hong Kong Polytechnic and Hong Kong Management Association.

                MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

         During fiscal 2001, the Board of Directors of the Company met four times. Each of the directors, during his tenure as a director, attended at least 75% of the meetings of the Board of Directors and of each committee of the board on which he has served.

         The responsibilities of the Executive Committee include exercising the authority of the Board of Directors as to matters that may arise between meetings of the Board of Directors. The Executive Committee is currently comprised of six members of the Board, being Messrs. Davids, O'Toole, Taft, Thigpen, Hu and Crosson. In fiscal 2001, it did not hold any meetings.

         The responsibilities of the Audit Committee include recommending to the Board of Directors the independent certified public accountants to be selected to conduct the annual audit of the books and accounts of the Company, reviewing the proposed scope of such audit and approving the audit fees to be paid, and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent certified public accountants and the Company's financial and accounting staff. The Audit

Committee consists entirely of independent directors. The Audit Committee is currently comprised of four members of the Board, being Messrs. Taft, Thigpen, Hu and Crosson. In fiscal 2001, it held two meetings.

         The responsibilities of the Compensation, Organization and Nominating Committee include reviewing and approving director nominations, executive appointments and remuneration and supervising the administration of the Company's employee benefit plans. This Committee is currently comprised of five members of the Board, being Messrs. Davids, O'Toole, Taft, Thigpen and Hu. In fiscal 2001, it held one meeting.


                 INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Information responsive to this item is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and is incorporated herein by reference. See Item 7 in such Report on Form 20-F.


                     COMPENSATION OF OFFICERS AND DIRECTORS


COMPENSATION

         In fiscal 2001, the aggregate amount of compensation paid to all executive officers and directors as a group for services in all capacities was approximately $2.2 million.

         Each outside (i.e., non-employee and non-affiliated) director of the Company receives a $10,000 annual fee paid in quarterly installments. Directors may elect to receive half of this fee payable in shares of the Company's Common Stock valued at the then current market price. Each outside director of the Company also receives a fee of $600 for attendance at each Committee meeting. Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

         Upon each annual re-election to the Board of Directors, each outside director receives non-qualified stock options to purchase 2,500 shares per quarter (i.e., 10,000 shares per annum) of Common Stock of the Company at an exercise price equal to the then current market price of the Company's Common Stock. The average exercise price was $3.28 per share in 2001. These options are exercisable after one year from the date of grant.

         The Company also follows the practice that upon the initial election or appointment of a new outside director to the Board of Directors, such director receives a non-qualified stock option to purchase 30,000 shares of the Company's Common Stock at an exercise price equal to the then-current market price, and these options are exercisable after one year from the date of grant.


EMPLOYMENT AGREEMENTS

         Messrs. Feely, Howell, Lam, Bengtson, Doughty and Ms. Olson have each entered into individual employment agreements with the Company. In addition, the Company provides residences for Mr. Howell and Mr. Storey in Hong Kong. Additional information regarding employment agreements is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and is incorporated herein by reference. See Item 6 in such Report on Form 20-F.


CONSULTING AGREEMENT

         In 2001, Mr. Henry Hu, one of the Company's outside directors, acted as an independent contractor to review and advise the Company on social accountability standards and its R&D/manufacturing operation. Mr.

Hu was paid consulting fees of $15,000 and $8,974 in April and August 2001, respectively.

                 OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY

         The Company's 1994 Stock Option Plan provides for the granting of stock options to directors, officers and employees of the Company. The Stock Option Plan is administered by the Compensation, Organization and Nominating Committee (for this purpose, the "Compensation Committee") of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Compensation Committee shall have sole authority to determine which of the eligible directors and employees of the Company shall receive stock options, the terms, including applicable vesting periods, of such options, and the number of shares for which such options shall be granted.

         The total number of shares of the Company's Common Stock that may be purchased pursuant to stock options under the Stock Option Plan shall not exceed in the aggregate 3.7 million shares. The option price per share with respect to each such option shall be determined by the Compensation Committee but shall be not less than 100% of the fair market value of the Company's Common Stock on the date such option is granted as determined by the Compensation Committee. Ordinarily, stock options are exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant, and all of the options expire in ten years. The Stock Option Plan terminates in 2004 unless terminated earlier.

         In fiscal year 2001, an aggregate of 432,600 options (exclusive of the outside directors' options and net of stock options that were both issued and canceled in the year) were granted to directors, officers and other employees under the Stock Option Plan to purchase the Company's shares at exercise prices ranging from $1.63 to $4.15 per share.

         At the end of fiscal year 2001, after giving effect to all prior exercises and cancellations of options, an aggregate of 1,910,867 options (exclusive of the outside directors' options) were outstanding at exercise prices ranging from $1.09 to $19.63 per share, and of such amount a total of 1,156,000 options were held by directors and executive officers of the Company as a group. Also, an aggregate of 280,000 outside director's options were outstanding at exercise prices ranging from $1.50 to $18.75 per share. During 2001, a total of 75,596 shares were issued upon the exercise of options, at exercise prices ranging from $1.38 to $3.0 per share. Prior to 2001, a total of 990,000 shares had been issued upon the exercise of options, at exercise prices ranging from $0.57 to $11.0 per share.

         Information respecting options granted and exercised in the fiscal periods of the Company prior to and including 2001 is contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001, and is incorporated herein by reference. See Item 6 in such Report on Form 20-F and
Note 12 of the Notes to the Consolidated Financial Statements included therein.


                       APPOINTMENT OF INDEPENDENT AUDITOR

         The person named in the enclosed form of proxy will, in the case of a ballot and in the absence of specifications or instructions to vote against or not to vote (abstain) in the form of proxy, vote for the re-appointment of KPMG as the Independent Auditor of the Company, to hold office until the next annual meeting of shareholders of the Company or until a successor is duly elected or appointed, and the authorization of the directors to fix the Independent Auditor's remuneration. KPMG has been the Independent Auditor of the Company since 2001.

         Representatives of KPMG are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

                              SHAREHOLDER PROPOSALS

         Proposals of shareholders intended to be presented at the 2003 annual meeting of shareholders must be received by the Company at the principal executive offices of Radica USA in the United States (see address below) on or before December 31, 2002 in order to be considered for inclusion in the Company's 2003 management information circular/proxy statement.


                                  OTHER MATTERS

         Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

         Information stated in this Circular is dated as of January 31, 2002 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.



      PATRICK S. FEELY            JON N. BENGTSON           ROBERT E. DAVIDS              DAVID C.W. HOWELL
       President and           Chairman of the Board      Vice Chairman of the      President Asia Operations and
 Chief Executive Officer                                        Board                Chief Financial Officer



         THE COMPANY FILES AN ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION. A COPY OF THIS CIRCULAR AND THE ANNUAL REPORT CONTAINING THE FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WILL BE SENT TO ANY PERSON UPON REQUEST IN WRITING ADDRESSED TO INVESTOR RELATIONS AT RADICA USA'S OFFICE AT 180 S. LAKE AVENUE, SUITE 440, PASADENA, CA 91101. COPIES ARE WITHOUT CHARGE TO ANY SHAREHOLDER.

                                  FORM OF PROXY
                              RADICA GAMES LIMITED
                                 ANNUAL MEETING
                                  JUNE 10, 2002

         The undersigned shareholder of Radica Games Limited hereby appoints the person selected below,

               Patrick S. Feely, or failing him Jon N. Bengtson, or failing him David C.W. Howell (strike out if another proxy is to be appointed)

               ___________________________________________  (Other)

         as such shareholder's proxy, with the power of substitution, and hereby authorizes such person to represent and to vote as designated below all of the Common Stock, $0.01 par value per share, of Radica Games Limited (the "Company") that the undersigned is entitled to vote at the Company's Annual Meeting of Shareholders to be held at the Pasadena Hilton, 168 South Los Robles Avenue, Pasadena, California 91101 on Monday, June 10, 2002, or any postponement or adjournment thereof.

         Every shareholder of the Company is entitled to appoint one proxy (or representative in the case of a corporation) to attend the meeting and vote on such shareholder's behalf. The proxy need not be another shareholder of the Company. To be effective, this Proxy must be completed and deposited at the principal office of Radica Enterprises, Ltd. ("Radica USA") located at 180 S. Lake Avenue, Suite 440, Pasadena, CA 91101, not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         Please insert the number of shares registered in your name in the space provided on the reverse. If no number is inserted, this Proxy will be deemed to relate to the total number of shares registered in your name.

         PLEASE INDICATE WITH AN "X" IN THE APPROPRIATE BOX HOW YOU WISH YOUR PROXY TO VOTE. IF THIS PROXY IS RETURNED WITHOUT AN INDICATION AS TO HOW THE PROXY SHALL VOTE, THE PROXY WILL VOTE FOR, AGAINST OR ABSTAIN IN RESPECT OF PROPOSALS 1 AND 2 AS SET FORTH IN THE ACCOMPANYING CIRCULAR.

         The Board of Directors recommends a vote for all Nominees listed in Proposal 1 and adoption of Proposal 2.


1.  ELECTION OF DIRECTORS             FOR ALL NOMINEES LISTED BELOW FOR THE      WITHHOLD AUTHORITY TO VOTE FOR
                                      TERMS SET FORTH IN THE PROXY               ALL NOMINEES LISTED BELOW. /_/
                                      STATEMENT (EXCEPT AS MARKED TO THE
                                      CONTRARY BELOW). /_/



Patrick S. Feely        Robert E. Davids         Siu Wing Lam           Millens W. Taft     Henry Hai-Lin Hu
Jon N. Bengtson         David C.W. Howell        James O'Toole          Peter L. Thigpen    Albert J. Crosson


         (INSTRUCTION: To withhold authority to vote for any individual nominee write that nominee's name on the line provided below.)

________________________________________________________________________________


2. To approve the appointment of KPMG as the Company's Independent Auditor and to authorize the directors to fix the Independent Auditor's remuneration.

                         /_/ FOR /_/ AGAINST /_/ ABSTAIN

3. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

         This Proxy must be signed by the appointing shareholder, or such shareholder's attorney duly authorized in writing, exactly as such shareholder's name appears herein. In the case of joint shareholders, all joint shareholders must sign. In the case of a corporation, the Proxy must be executed under its Common Seal or the hand of its attorney duly authorized in writing. In the case of partnerships, the Proxy must be signed in the partnership name by an authorized person. Each power of attorney, or a duly certified copy thereof, must be deposited at the principal office of Radica USA not later than the last business day preceding the day of the meeting, or any postponement or adjournment thereof.

         This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is given, this proxy will be voted for Proposals 1 and 2. The undersigned hereby acknowledges receipt of the accompanying Notice of Annual Meeting and Circular and hereby revokes any proxy or proxies heretofore given.

         Please mark, sign, date and return this Proxy in the accompanying prepaid envelope.

                             Date: _____________________________, 2002



                             ---------------------------------------
                                  (Printed Name of Shareholder)

                             ---------------------------------------
                                           (Signature)

                             ---------------------------------------
                                  (Printed Name of Shareholder)

                             ---------------------------------------
                                           (Signature)

                             ---------------------------------------
                                      (Number of Shares held)

                             (PLEASE SIGN EXACTLY AS YOUR NAME APPEARS ON THIS PROXY. WHEN SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD SIGN.)